UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission file number 001-14540

Deutsche Telekom AG

(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,

53113 Bonn,

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-118932, and the registration statement on Form S-8, File No. 333-106591, and into each respective prospectus that forms a part of those registration statements.

Defined Terms and Contact Information

The term “Report” refers to this Report on Form 6-K for the nine-month period ended September 30, 2007. Deutsche Telekom AG is a stock corporation organized under the laws of the Federal Republic of Germany. As used in this Report, unless the context otherwise requires, the term “Deutsche Telekom” refers to Deutsche Telekom AG and the terms “we,” “us,” “our,” “Group” and “the Company” refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group. Our registered office is at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, telephone number +49-228-181-0. Our agent for service of process in the United States is Deutsche Telekom, Inc., 600 Lexington Avenue, New York, N.Y. 10022.

Forward-Looking Statements

This Report contains forward-looking statements that reflect the current views of our management with respect to future events. Forward-looking statements generally are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “plans,” “will,” “will continue,” “seeks,” “targets,” “goals,” “outlook” and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and periodic and other reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors: the development of demand for our fixed and mobile telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the rollout of new services, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond our control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating our acquisitions; the development of asset values in Germany and elsewhere, the progress of our debt reduction and liquidity improvement initiatives; the development of our cost control and efficiency enhancement initiatives, including the areas of procurement and personnel reductions; risks and uncertainties relating to benefits anticipated from our international expansion, particularly in the United States; the progress of our domestic and international investments, joint ventures and alliances; our ability to gain or retain market share in the face of competition; our ability to secure and retain the licenses needed to offer services; the effects of price reduction measures and our customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays; the progress of our workforce adjustment initiatives and outcome of labor negotiations; and changes in currency exchange rates and interest rates. Additionally, we periodically assess our goodwill for indications of impairment by monitoring, among other things, changes in competitive conditions, expectations of growth in the industry, and changes in market and other factors, any of which could result in a risk of additional impairment charges. If these or other risks and uncertainties (including those described in “Forward-Looking Statements,” “Item 3. Key Information — Risk Factors” and elsewhere in our most recent Annual Report on Form 20-F for the year ended December 31, 2006 filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, our actual results may be materially different from those expressed or implied by such statements.

This Report also contains forward-looking statements that reflect the current views of management with respect to future market potential, such as the “Outlook” statements, as well as our dividend outlook, and include generally any information that relates to expectations or targets for revenue or other performance measures.

World Wide Web addresses contained in this Report are for explanatory purposes only and they (and the content contained therein) do not form a part of, and are not incorporated by reference into, this Report.

Exchange Rates

Unless otherwise indicated, all amounts in this Report have been expressed in euros.

As used in this document, “euro,” “EUR” or “€” means the single unified currency that was introduced in the Federal Republic of Germany (the “Federal Republic”) and ten other participating Member States of the European Union on January 1, 1999. “U.S. dollar,” “USD” or “$” means the lawful currency of the United States. As used in this document, the term “noon buying rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes, as required by Section 522 of the U.S. Tariff Act of 1930, as amended. Unless otherwise stated, conversions of euros into U.S. dollars have been made at the rate of EUR 1.00 to USD 1.4219, which was the noon buying rate on September 28, 2007.

Amounts appearing in this Report that have been translated into euros from other currencies were translated in accordance with the principles described in the notes to the audited consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2006.

International Financial Reporting Standards (IFRS)

You should read the following discussion, which has been prepared in accordance with the requirements of the International Financial Reporting Standards, issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (E.U.) as of the date of the financial statements included in this report, in conjunction with the annual consolidated financial statements, including the notes to those financial statements, contained in our Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission. All International Financial Reporting Standards issued by the IASB, effective at the time of preparing the consolidated financial statements and applied by Deutsche Telekom, have been adopted for use in the E.U. by the European Commission. As such, the consolidated financial statements of Deutsche Telekom also comply with International Financial Reporting Standards as published by the IASB. Therefore, there are no differences and reconciliation between International Financial Reporting Standards as adopted by the E.U. (“E.U. GAAP”) and International Financial Reporting Standards as published by the IASB is not needed. E.U. GAAP and International Financial Reporting Standards as published by the IASB are referred to hereafter, collectively, as “IFRS”. IFRS differs in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”). For a discussion of the principal differences between IFRS and U.S. GAAP, as they relate to us and our consolidated subsidiaries, see “Item 5. Operating and Financial Review and Prospects—Reconciling Differences between IFRS and U.S. GAAP” and notes (50) and (51) to our consolidated financial statements contained in our Annual Report on Form 20-F.

DEUTSCHE TELEKOM AT A GLANCE

			Q3 2007 millions of €	Q3 2006 millions of €	Change %	Q1 - Q3 2007 millions of €	Q1 - Q3 2006 millions of €	Change %	FY 2006 millions of €
Net revenue			15,693	15,480	1.4	46,721	45,452	2.8	61,347
Domestic			7,609	8,386	(9.3)	23,026	24,733	(6.9)	32,460
International			8,084	7,094	14.0	23,695	20,719	14.4	28,887
Profit from operations			1,911	1,989	(3.9)	5,749	6,392	(10.1)	5,287
Profit (loss) from financial activities [a]			(699)	(701)	0.3	(2,230)	(2,003)	(11.3)	(2,683)
Profit before income taxes [a]			1,212	1,288	(5.9)	3,519	4,389	(19.8)	2,604
Depreciation, amortization and impairment losses			(3,009)	(2,752)	(9.3)	(8,527)	(7,986)	(6.8)	(11,034)
Net profit [a]			259	1,955	(86.8)	1,326	4,063	(67.4)	3,165

Earnings per share/ADS [a,b] basic/diluted	(	€)	0.06	0.45	(86.7)	0.31	0.94	(67.0)	0.74

Cash capex [c]			(1,686)	(1,950)	13.5	(5,293)	(5,919)	10.6	(11,806)

Net cash from operating activities [d]			5,137	3,563	44.2	10,352	9,258	11.8	14,222

Number of employees at balance sheet date

	Sept. 30, 2007	June 30, 2007	Change Sept. 30, 2007/ June 30, 2007%	Dec. 31, 2006	Change Sept. 30, 2007/ Dec. 31, 2006%	Sept. 30, 2006	Change Sept. 30, 2007/ Sept. 30, 2006%
Deutsche Telekom Group	241,589	242,703	(0.5)	248,800	(2.9)	250,483	(3.6)
Non-civil servants	204,419	204,108	0.2	208,420	(1.9)	207,990	(1.7)
Civil servants	37,170	38,595	(3.7)	40,380	(7.9)	42,493	(12.5)
Number of fixed-network and mobile customers
Narrowband lines [e] (millions)	37.2	37.7	(1.3)	39.0	(4.6)	39.5	(5.8)
Broadband lines [f] (millions)	13.3	12.7	4.7	11.3	17.7	10.2	30.4
Mobile customers [g] (millions)	113.7	111.8	1.7	106.4	6.9	103.5	9.9

a	As of December 31, 2006, we voluntarily changed our accounting policies relating to provisions for pensions as permitted under IAS 19.93A, which allows for actuarial gains and losses to be recognized directly under retained earnings in shareholders’ equity. We believe that fully recognizing actuarial gains and losses when they occur results in a better presentation of the financial position in the balance sheet. The corresponding prior-year comparatives have been adjusted accordingly. For more information see note (29) to the consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2006.
b	One ADS (American Depositary Share) corresponds to one ordinary share of Deutsche Telekom AG.
c	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement. In the first nine months of 2007, these include investments totaling EUR 112 million for certain assets of Centrica PLC taken over by T-Systems.
d	Current finance lease receivables were previously reported in net cash from operating activities. From January 1, 2007, they are reported in net cash from/used in investing activities. The prior-year comparatives have been adjusted accordingly.
e	Lines in operation. Telephone lines excluding internal use and public telecommunications, including wholesale services.
f	Broadband lines in operation, including Germany and Eastern Europe. The prior-year figures were adjusted to reflect the deconsolidation of T-Online France S.A.S. and T-Online Spain S.A.U as of June 30, 2007 and July 31, 2007, respectively.
g	Number of customers of the fully consolidated mobile communications companies of the Mobile Communications strategic business area (including Virgin Mobile).

HIGHLIGHTS

Group

Acquisition of Orange Nederland.

T-Mobile Netherlands has concluded a contract with France Télécom for the acquisition of the Dutch telecommunications provider, Orange Nederland. The purchase price is approximately EUR 1.3 billion. The Works Council of Orange Nederland was informed and involved in the sale process as required by Dutch law. The European Commission approved the acquisition of Orange Nederland by US and the transaction was closed on October 1, 2007.

Agreement on the acquisition of SunCom Wireless.

T-Mobile USA has concluded an agreement to purchase the regional mobile communications carrier SunCom Wireless Holdings, Inc. Under the agreement, T-Mobile USA will acquire all of the shares in SunCom for a purchase price of USD 27.00 per share, or USD 1.6 billion (approx. EUR 1.2 billion), and the assumption of net debt of approximately USD 0.8 billion, for a total purchase price of USD 2.4 billion. The transaction, which is still subject to approval by governmental and regulatory authorities in the United States, as well as SunCom’s shareholders, is expected to close in the first half of 2008. Through this acquisition, T-Mobile USA will be expanding its network in the southeastern United States, Puerto Rico and the U.S. Virgin Islands, thereby expanding its footprint in the U.S. market.

Continuation of staff restructuring.

The Group is continuing to implement its staff restructuring program in Germany. Staff downsizing continues to be based on the utilization of existing staff-related measures. Approximately 23,000 employees have left the Group since the start of 2006 using socially considerate instruments, such as voluntary staff reduction programs, natural attrition and deconsolidation, with approximately 10,900 employees leaving in the first three quarters of 2007.

4,000 trainees start their career at Deutsche Telekom.

Deutsche Telekom AG’s trainees started their first training year on September 1, 2007 in twelve different professions and study courses that combine theory with practice. The number of traineeships we offered to young people in 2007 – 4,000 as in previous years – was already specified on March 16, 2007 as part of an agreement with the service industry trade union ver.di. A higher than average annual number of trainees (2.9 percent of the domestic workforce) has also been agreed for 2008 through 2010. Spread over three years, this adds up to a trainee ratio of almost 9 percent at Deutsche Telekom. With approximately 12,000 young people being trained each year, we are one of the largest providers of vocational training in Germany.

Deutsche Telekom achieves top sustainability ratings internationally.

We qualified for the Climate Disclosure Leadership Index as the world’s best telecommunications company. We achieved the top mark of AAA and 95 points, making US Germany’s best company and the world’s best telecommunications provider and putting US fourth in the overall ranking of all companies rated (http://www.cdproject.net/). We have now been represented on the Dow Jones Sustainability Index family for the ninth year running and recorded a clear improvement with 79 out of a possible 100 points for 2007 compared with 73 points in 2006. The annual ratings assess companies in the Dow Jones World Index and the Dow Jones STOXX SM 600 Index on the basis of economic, environmental and social/societal criteria. Deutsche Telekom assumed the leading role and set the benchmarks in numerous areas.

Deutsche Telekom closed sale of T-Online Spain to France Télécom.

We reached an agreement with France Télécom España S.A. at the beginning of June 2007 for the sale of our Spanish Internet company, T-Online Spain S.A.U. France Télécom España S.A. acquired all of the shares of our subsidiary that provided Internet services under the Ya.com brand in Spain. Spain’s antitrust authority approved the sale and the company was deconsolidated at the end of July 2007.

Deutsche Telekom launches new second brand.

In July 2007, Deutsche Telekom AG launched congstar, its second brand for wireless telephone and broadband services. The brand uses Deutsche Telekom’s networks as an independent company, which means it pays market prices for wholesale services provided by Deutsche Telekom like other market partcipants. congstar’s business model is centered on the less assistance-intensive sale of products via the Internet and call centers. Low-cost basic offers for DSL and mobile communications can be flexibly enhanced with additional attractive options including different flat rates and DSL telephony. All products and calling plans can be combined, and can be cancelled at the end of a month with two weeks’ notice.

Mobile Communications

Exclusive distribution deal signed for marketing the iPhone.

T-Mobile is set to become the exclusive distributor of Apple’s revolutionary iPhone in Germany. The iPhone will be launched in Germany on November 9, 2007. It will be sold in conjunction with a T-Mobile contract in Telekom shops and in the T-Mobile online shop. The iPhone combines three products in one – cell phone, iPod and Internet communications device. iPhone users in Germany will also have direct access to the very latest music offerings through the iTunes Wi-Fi Music Store.

T-Mobile USA honored again for customer care.

For the sixth time in succession, J.D. Power has honored T-Mobile USA as the wireless carrier with the best customer service. T-Mobile USA’s customer care score was significantly higher than that of any other wireless carrier. The six-month study conducted by the renowned U.S. market research institute is based on 10,500 interviews with contract customers.

Broadband/Fixed Network

Computerbild test winner for customer service.

In September 2007, we received an overall “Good” rating for its hotline’s availability and troubleshooting expertise as part of an extensive customer service test carried out by the German Computerbild magazine (19/2007 issue). We performed well during the 28-day test involving four test calls per day due to our free hotline number and well informed staff. In addition to availability, cost and time, the quality of information was the main criterion used for the overall rating.

Deutsche Telekom launches “fussball.de” mobile portal.

www.fussball.de is the official news and results service which the German soccer association, DFB, runs in cooperation with Deutsche Telekom. It is the only website to offer a complete listing of game schedules, results and statistics of all 26,000 clubs affiliated with the DFB. Users have been able to obtain all game schedules via cell phone or PDA since the end of August 2007. Mobile Enabling allows web content to be programmed so that it can be downloaded to handsets and PDAs, regardless of device or wireless network. The relevant data is generated from existing Internet content and is translated into standard mobile formats. Interactive Media CCSO GmbH, our wholly-owned subsidiary, holds the exclusive rights to marketing advertising space.

Business Customers

Jet Aviation realizes further expansion plans with T-Systems.

T-Systems has taken over the operation of Jet Aviation’s SAP infrastructure in Europe, North and South America, as well as the Middle and Far East. Jet Aviation is one of the world’s leading business aviation companies and is based in Switzerland. T-Systems will provide the required computing power for all SAP applications for a period of five years, making it one of the largest providers in this sector worldwide. In addition, T-Systems is responsible for the central resource center that handles technical queries from SAP users at Jet Aviation.

alphyra Group outsources data centers and terminal operations to T-Systems.

The Irish-based alphyra Group is outsourcing the entire operation of its data center and terminals to T-Systems, including the operation of over 40,000 payment terminals in Germany. The contract includes complete network infrastructure and data center services, as well as logistics services for the terminals. As part of this deal, T-Systems will connect all the terminals owned by the alphyra business unit Top-Up to a data center via a uniform network platform. Mobile phone users can top up their credit using the networked payzone terminals.

One of the world’s largest MPLS networks rolled out.

As at September 30, 2007, some 800 credit cooperative institutions and agricultural credit cooperatives (Volks- und Raiffeisenbanken) in Germany and FIDUCIA IT AG, the largest IT service provider in the cooperative financial system, now have access to a high-availability, secure IP network infrastructure. With the new MPLS-based high-speed network in place, T-Systems now offers low-cost transmission of voice and data and the operation of service-oriented applications in a single network. Since July 2004, our business customer unit has been involved in migrating the network of the credit cooperative institutions and agricultural credit cooperatives to the MPLS platform and has helped develop the innovative, centralized VoIP solution for the institutions connected to the network.

GROUP STRATEGY

We continue to tackle the sustained market and competitive challenges with our four-pronged strategy:

•	Safeguard competitiveness in Germany and Eastern Europe;

•	Grow abroad with mobile communications;

•	Mobilize the Internet and the Web 2.0 trend;

•	Roll-out network-centric ICT.

Safeguarding competitiveness

We have reinforced our position in the German market through considerable customer growth in our domestic mobile communications business and our broadband business. We achieved a net increase of around 0.6 million new mobile communications contract customers in the first three quarters of 2007, an increase of 39.4 percent year-on-year. During the same period, approximately 1.4 million net DSL retail lines were gained, compared with just under 0.2 million net additions in the prior-year period. We managed to improve our results in the mobile communications and broadband businesses in three quarters in succession during 2007 and stem the loss of customers in the fixed-network area, which lost approximately 497,000 fixed network lines in the third quarter of this year.

A key milestone in safeguarding competitiveness was achieved by spinning off the call center, technical customer service and technical infrastructure units into three independent service companies. The goals of this action are to improve service through focused management of areas of responsibility and to improve cost structures, coupled with a reduction in outsourcing as a result of utilization of additional internal staff resources. In addition, we are bolstering customer proximity by consistently expanding our sales interface. Our Telekom shops increased to a total of 720 at the end of the third quarter of 2007. A total of 134 new Telekom shops have been opened in 2007. We also simplified the brand structure in the residential customer business. All the products and services from the Broadband/Fixed Network strategic business area are now marketed under the “T-Home” brand. Together with the T-Mobile brand, there is now a clear differentiation between the “at home” and “on the move” products. Additionally, we have become a more attractive alternative for younger, price-sensitive customer segments primarily due to the introduction of our second brand, “congstar”, and a flexible product portfolio. Fixed-network to mobile substitution continues in the mobile communications segment with the number of T-Mobile@home customers increasing to around 1.85 million.

Growing abroad with mobile communications

The mobile communications business outside Germany remains the main growth engine. T-Mobile USA recorded 2.7 million net additions in the first three quarters of 2007. Overall, T-Mobile added approximately 4.2 million customers in all of its foreign subsidiaries, bringing the total number of customers outside Germany to 79.2 million.

Inorganic growth represents a key pillar in our growth strategy. Through the acquisition of Orange Nederland, we will have approximately 4.8 million mobile customers in the Netherlands as of October 2007, which positions us as the strong No. 2 in the Dutch market. We are also planning to further strengthen our position in the United States. The acquisition of SunCom Wireless, a wireless provider operating in the southeastern United States and the Caribbean, is intended to increase T-Mobile’s customer base and significantly expand mobile coverage in the United States. Once the transaction is complete (expected during the first half of 2008), T-Mobile USA will be able to offer its services via its own network to approximately 259 million out of a total population of approximately 300 million.

Mobilizing the Internet and the Web 2.0 trend

We continue to promote the mobile use of the Internet and support our customers’ personal, social and business networking with our products. The success of “web’n’walk”, which provides open Internet access from mobile devices, reflects the general industry trend toward increasing mobile data usage. The number of web’n’walk customers increased worldwide to 2.8 million by the end of the third quarter of 2007. Data revenue (excluding SMS text messages) accounts for approximately 5.5 percent of total mobile communications revenue – an increase of approximately 1.2 percentage points compared with the prior-year period. The launch of the Apple iPhone, available in Germany exclusively from T-Mobile, in November of this year will further boost the mobile Internet trend as the iPhone calling plans on offer will all include a data flat-rate.

We believe that a significant value driver for our business is the trend toward personalizing communications and the use of social networks. The innovative “MyFaves” service, for instance, addresses the growing customer need for easy-to-use personalized networks. More than 3.6 million customers in the United States have opted for this service, which has also been available from T-Mobile in Germany since October 2007. The successful web’n’walk service is also being developed further and will come with a range of additional functions later this year, providing even faster mobile access to e-mails and to all major websites and Internet services such as eBay, Windows Live, Google and Yahoo!.

In addition to the development of compelling proprietary offerings and solutions for Web 2.0, we are also pursuing entrepreneurial involvement and partnerships with other providers. In this context, in May 2007, the T-Online Venture Fund acquired a stake in Jajah, one of the most successful companies in the fledgling Internet telephony market. In addition, numerous new services have been integrated into the T-Online Portal, including new partners such as Wikipedia, Lycos IQ, Webnews, Mister Wong and moviepilot.de.

Roll-out of network-centric ICT services

T-Systems’ revenue from international business rose 8.3 percent to EUR 1.8 billion in the first three quarters of 2007, while revenue in Germany decreased 10.3 percent to EUR 7.0 billion. New orders (which will be recognized over multiple years) amounted to EUR 9.2 billion, EUR 0.5 billion lower than in the previous year.

We offer our business customers solutions for their IT and telecommunications needs from a single source. Network-centric ICT (Information and Communications Technology) was established as the future focus of core activities for business with small, medium-sized and large enterprises. This area includes traditional network services and all network-based IT services. The new strategic focus also means that in the future T-Systems will seek to run certain businesses, such as systems integration, in cooperation with partner companies. The appointment of Mr. Reinhard Clemens to the Group Board of Management in December 2007 will enable us to further consolidate our position by drawing on the services of a renowned expert in international IT markets who will consistently drive forward the further development of T-Systems.

BUSINESS DEVELOPMENTS IN THE GROUP

Net revenue

			Third quarter of 2007			First three quarters of 2007
	Q1 2007	Q2 2007	Q3 2007	Q3 2006	Change	Q1 - Q3 2007	Q1 - Q3 2006	Change	FY 2006
	millions of €	millions of €	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Net revenue	15,453	15,575	15,693	15,480	1.4	46,721	45,452	2.8	61,347
Mobile Communicationsa	8,400	8,650	8,875	8,169	8.6	25,925	23,600	9.9	32,040
Broadband/Fixed Network [a,b]	5,832	5,655	5,626	6,167	(8.8)	17,113	18,398	(7.0)	24,515
Business Customers [a,b]	2,906	2,962	2,917	3,174	(8.1)	8,785	9,445	(7.0)	12,869
Group Headquarters & Shared Services [a,b]	952	988	966	960	0.6	2,906	2,766	5.1	3,758
Intersegment revenue [c]	(2,637)	(2,680)	(2,691)	(2,990)	10.0	(8,008)	(8,757)	8.6	(11,835)

a	Total revenue (including revenue between strategic business areas).
b	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the strategic business areas Business Customers and Group Headquarters & Shared Services. In previous periods these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.
c	Elimination of revenue between strategic business areas.

We generated net revenue of EUR 46.7 billion in the first nine months of 2007 thus continuing our positive revenue development, recording growth of EUR 1.3 billion or 2.8 percent as compared with the first nine months of 2006. Net revenue growth was mainly driven by changes to the consolidated group amounting to EUR 1.6 billion, which related in particular to the first-time consolidation of PTC, gedas and tele.ring in the course of the 2006 financial year. Customer growth in the mobile communications business, primarily at T-Mobile USA, also contributed to the increase in net revenue. Exchange rate effects totaling approximately EUR 0.6 billion – in particular from the translation of U.S. dollars – had a negative effect on net revenue. Net revenue increased by EUR 0.2 billion or 1.4 percent compared with the third quarter of 2006.

The Mobile Communications strategic business area increased its revenue by a total of 9.9 percent as compared with the first nine months of 2006. Compared with the same quarter in the previous year, revenue grew by 8.6 percent. This growth was mainly attributable to the full consolidation of PTC as of November 1, 2006 and tele.ring as of May 1, 2006. The successful business development in the United States continued to make the largest contribution to revenue.

Net revenue in the Broadband/Fixed Network strategic business area decreased by 7.0 percent in comparison with the first nine months of 2006. This was primarily due to a further decline in call revenues resulting from line losses and pricing effects from the greater use of complete packages. Volume growth in the broadband market was not able to offset the drop in prices for Internet access.

Revenue in the Business Customers strategic business area also declined year-on-year by 7.0 percent. Continued price pressure and fierce competition for voice and data services reduced net revenues primarily in the area of Telecommunications Services for multinational business customers and in the Business Services area. However, revenue increased due to changes to the consolidated group relating to the full consolidation of gedas as of March 31, 2006.

Contribution of the strategic business areas to net revenue (after elimination of revenue between strategic business areas)

	Q1 - Q3 2007	Proportion of net revenue of the Group	Q1 - Q3 2006	Proportion of net revenue of the Group	Change	Change	FY 2006
	millions of €	%	millions of €	%	millions of €	%	millions of €
Net revenue	46,721	100.0	45,452	100.0	1,269	2.8	61,347
Mobile Communications	25,412	54.4	23,061	50.7	2,351	10.2	31,308
Broadband/Fixed Network [a]	14,409	30.8	15,317	33.7	(908)	(5.9)	20,366
Business Customers [a]	6,606	14.2	6,818	15.0	(212)	(3.1)	9,301
Group Headquarters & Shared Services [a]	294	0.6	256	0.6	38	14.8	372

a	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the strategic business areas Business Customers and Group Headquarters & Shared Services. In previous periods, these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

At 54.4 percent, the Mobile Communications strategic business area made the largest contribution to the net revenue of the Group. The proportion of net revenue generated by the Broadband/Fixed Network and Business Customers strategic business areas were lower than the previous year, at 30.8 percent and 14.2 percent, respectively.

Breakdown of net revenue by regions

			Q1 2007	Q2 2007	Q3 2007	Q3 2006	Change	Q1 - Q3 2007	Q1 - Q3 2006	Change	FY 2006
			millions of €	millions of €	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Net revenue			15,453	15,575	15,693	15,480	1.4	46,721	45,452	2.8	61,347
Domestic (Germany)			7,793	7,624	7,609	8,386	(9.3)	23,026	24,733	(6.9)	32,460
International			7,660	7,951	8,084	7,094	14.0	23,695	20,719	14.4	28,887
Proportion generated internationally	(	%)	49.6	51.0	51.5	45.8	—	50.7	45.6	—	47.1
Europe (excluding Germany)			4,099	4,279	4,383	3,580	22.4	12,761	10,374	23.0	14,823
North America			3,475	3,564	3,597	3,434	4.7	10,636	10,122	5.1	13,700
Other			86	108	104	80	30.0	298	223	33.6	364

The proportion of revenue generated outside Germany in the first nine months of 2007 increased by 5.1 percentage points year-on-year to 50.7 percent. This represents growth of EUR 3.0 billion to EUR 23.7 billion. A similar trend can also be seen in the quarterly comparison, with an increase of EUR 1.0 billion to EUR 8.1 billion for the quarter ended September 30, 2007. This increase is mainly attributable to the first-time consolidation of PTC and tele.ring, as well as the positive development of revenue at T-Mobile USA. However, domestic revenue declined on both a nine-month and a quarterly basis.

Cost of sales

	Q3 2007	Q3 2006	Change	Q1 - Q3 2007	Q1 - Q3 2006	Change	FY 2006
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Cost of sales	(8,607)	(8,371)	(2.8)	(25,817)	(24,249)	(6.5)	(34,755)

Cost of sales for the first nine months of 2007 increased by EUR 1.6 billion compared with the first nine months of the prior year. In addition to customer growth at T-Mobile UK and T-Mobile USA, changes in the composition of the Group were a significant cause of this increase.

Selling expenses

	Q3 2007	Q3 2006	Change	Q1 - Q3 2007	Q1 - Q3 2006	Change	FY 2006
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Selling expenses	(4,064)	(3,877)	(4.8)	(12,076)	(11,665)	(3.5)	(16,410)

In addition to changes in the composition of the Group, the increase in selling expenses for the first nine months of 2007 as compared with the first nine months of 2006 was mainly due to expenses incurred in connection with the marketing of “complete packages” in the Broadband/Fixed Network strategic business area.

General and administrative expenses

	Q3 2007	Q3 2006	Change	Q1 - Q3 2007	Q1 - Q3 2006	Change	FY 2006
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
General and administrative expenses	(996)	(1,169)	14.8	(3,224)	(3,347)	3.7	(5,264)

The year-on-year decrease in general and administrative expenses was attributable in particular to last year’s higher expenses in connection with staff-related measures. Changes in the composition of the Group had an offsetting effect.

Personnel

	Q3 2007	Q3 2006	Change	Q1 - Q3 2007	Q1 - Q3 2006	Change	FY 2006
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Personnel costs	(3,528)	(3,679)	4.1	(10,543)	(10,549)	0.1	(16,542)

The slight decrease in personnel costs is attributable to continuing personnel cuts. This was partially offset by higher expenditures for staff-related measures and the effect of changes in the composition of the Group.

Average number of employees

	Third quarter of 2007			First three quarters of 2007
	Q3 2007	Q3 2006	Change %	Q1 - Q3 2007	Q1 - Q3 2006	Change %	FY 2006
Deutsche Telekom Group	241,768	250,234	(3.4)	244,368	247,683	(1.3)	248,480
Non-civil servants	204,017	207,612	(1.7)	205,429	204,287	0.6	205,511
Civil servants	37,751	42,622	(11.4)	38,939	43,396	(10.3)	42,969

Trainees and student interns	9,508	9,169	3.7	10,289	9,857	4.4	10,346

The reduction in the average number of employees was primarily caused by the sale of call centers and workforce restructuring measures in Germany and Eastern Europe. This trend was partially offset by an increase in headcount at T-Mobile USA, as well as effects of changes in the composition of the Group.

Number of employees at balance sheet date

	Sept. 30, 2007	Dec. 31, 2006	Change	Change %	Sept. 30, 2006
Deutsche Telekom Group	241,589	248,800	(7,211)	(2.9)	250,483
Germany	151,882	159,992	(8,110)	(5.1)	166,635
International	89,707	88,808	899	1.0	83,848

Non-civil servants	204,419	208,420	(4,001)	(1.9)	207,990
Civil servants	37,170	40,380	(3,210)	(7.9)	42,493

Trainees and student interns	11,941	11,840	101	0.9	11,827

The reduction in the number of employees as of the balance sheet date was also attributable to the sale of call centers and workforce reduction measures in Germany and Eastern Europe. This was partially offset by an increase in headcount at T-Mobile USA.

Depreciation, amortization and impairment losses

	Third quarter of 2007			First three quarters of 2007
	Q3 2007	Q3 2006	Change	Q1 - Q3 2007	Q1 - Q3 2006	Change	FY 2006
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Amortization and impairment of intangible assets	(953)	(655)	(45.5)	(2,531)	(1,902)	(33.1)	(2,840)
Of which: UMTS licenses	(227)	(223)	(1.8)	(682)	(667)	(2.2)	(893)
Of which: U.S. mobile communications licenses	(2)	—	n.a.	(9)	—	n.a.	(33)
Of which: goodwill	(181)	—	n.a.	(181)	(10)	n.a.	(10)
Depreciation and impairment of property, plant and equipment	(2,056)	(2,097)	2.0	(5,996)	(6,084)	1.4	(8,194)
Total depreciation, amortization and impairment losses	(3,009)	(2,752)	(9.3)	(8,527)	(7,986)	(6.8)	(11,034)

The increase in depreciation, amortization and impairment losses was predominantly attributable to higher amortization of intangible assets following the acquisition, in 2006, of tele.ring and PTC in the Mobile Communications strategic business area. This relates primarily to the amortization of the customer base and brand names totaling EUR 0.4 billion. In addition, goodwill at T-Mobile Netherlands (formerly Ben Nederland) was impaired by EUR 0.2 billion in the third quarter of 2007. This was not the result of an impairment test, but the recognition of deferred tax assets for tax loss carryforwards that were acquired by the Group in connection with the acquisition of Ben Nederland, but were not considered to meet the criteria for recognition at the time of acquisition. Based on an assessment of all available information, we Telekom determined that it had become probable that a part of the previously unrecognized loss carryforwards would be realizable in the near term and deferred taxes would have to be recognized as required by IFRS 3.65 in conjuncttion with IAS 12.68, also taking into account the accounting interpretation IDW RS HFA 19 of the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer – IDW) that the carrying amount of goodwill be impaired accordingly.

Profit from Operations

			Third quarter of 2007			First three quarters of 2007
	Q1 2007	Q2 2007	Q3 2007	Q3 2006	Change	Q1 - Q3 2007	Q1 - Q3 2006	Change	FY 2006
	millions of €	millions of €	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Profit from Operations in the Group	1,795	2,043	1,911	1,989	(3.9)	5,749	6,392	(10.1)	5,287
Mobile Communications	1,066	1,297	1,356	1,390	(2.4)	3,719	3,528	5.4	4,504
Broadband/Fixed Network [a]	976	929	947	1,143	(17.1)	2,852	3,681	(22.5)	3,356
Business Customers [a]	44	34	26	34	(23.5)	104	194	(46.4)	(835)
Group Headquarters & Shared Services [a]	(250)	(215)	(401)	(584)	31.3	(866)	(996)	13.1	(2,138)
Reconciliation	(41)	(2)	(17)	6	n.a.	(60)	(15)	n.a.	400

a	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the strategic business areas Business Customers and Group Headquarters & Shared Services. In previous periods these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Profit from operations decreased by EUR 0.6 billion year-on-year to EUR 5.7 billion. While earnings in the Broadband/Fixed Network and Business Customers strategic business areas declined, profit from operations increased in the Mobile Communications strategic business area and at Group Headquarters & Shared Services.

Profit/loss from financial activities

	Third quarter of 2007			First three quarters of 2007
	Q3 2007	Q3 2006 [a]	Change	Q1 - Q3 2007	Q1 - Q3 2006 [a]	Change	FY 2006 [a]
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Profit (loss) from financial activities	(699)	(701)	0.3	(2,230)	(2,003)	(11.3)	(2,683)
Finance costs	(606)	(651)	6.9	(1,949)	(1,911)	(2.0)	(2,540)
Interest income	68	79	(13.9)	184	246	(25.2)	297
Interest expense	(674)	(730)	7.7	(2,133)	(2,157)	1.1	(2,837)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	34	6	n.a.	50	(11)	n.a.	24
Other financial income (expense)	(127)	(56)	n.a.	(331)	(81)	n.a.	(167)

a	As of December 31, 2006, we voluntarily changed our accounting policies relating to provisions for pensions as permitted under IAS 19.93A, which allows for actuarial gains and losses to be recognized directly under retained earnings in shareholders’ equity. The corresponding prior year comparatives have been adjusted accordingly. For more information see note (29) to the consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2006.

The increase in the loss from financial activities compared with the first three quarters of 2006 was predominantly driven by other financial expense. This included the income of the sale of Celcom (EUR 196 million) in the prior year, whereas in the first three quarters of 2007, gains of only EUR 18 million on the disposal of the remaining shares in Sireo were realized.

Profit before income taxes

Profit before income taxes decreased year-on-year by EUR 0.9 billion in the first nine months of 2007. In addition to the cost of sales increasing at a faster rate than revenue, this was mainly due to higher selling expenses. One factor impacting profit before income taxes was the expenses incurred in connection with the sale of call center locations. Additionally, the increase in net financial expense which, in the previous year, included income of approximately EUR 0.2 billion from the sale of Celcom, did not recur in 2007. However, the gains on the disposal of T-Online France and T-Online Spain, as well as real estate sales, had a positive effect on profit before income taxes.

Income taxes

	Q3 2007	Q3 2006 [a]	Change	Q1 - Q3 2007	Q1 - Q3 2006 [a]	Change	FY 2006 [a]
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Income taxes	(778)	787	n.a.	(1,768)	10	n.a.	970

a	As of December 31, 2006, we voluntarily changed our accounting policies relating to provisions for pensions as permitted under IAS 19.93A, which allows for actuarial gains and losses to be recognized directly under retained earnings in shareholders’ equity. The corresponding prior year comparatives have been adjusted accordingly. For more information see note (29) to the consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2006.

Income tax expense increased compared with the prior year to EUR 1.8 billion, despite lower profits before income taxes. The major reason for this increase was the fact that in the prior year, deferred tax assets relating to loss carryforwards were recognized that had not been previously recognized and provisions for income taxes were reversed, creating significant favorable effects on income of EUR 1.3 billion and EUR 0.4 billion, respectively. Additionally, deferred tax assets and deferred tax liabilities were adjusted in the current period in response to changes in German tax rates (a decrease in total tax burden on domestic profits from around 39 percent to around 30 percent as a result of the 2008 corporate tax reform) and to more detailed information about the effects of a corporate reorganization on the state tax burden in the United States. The positive effect on income of approximately EUR 109 million from the United States was more than offset by the negative effect of approximately EUR 660 million resulting from tax rate cuts in Germany which, however, do not entail any additional tax payments or negative liquidity and interest effects.

Net profit

Net profit for the first three quarters of 2007 decreased by EUR 2.7 billion year-on-year to EUR 1.3 billion due to the aforementioned effects.

STRATEGIC BUSINESS AREAS

Mobile Communications

T-Mobile International combines all mobile communications activities in the Group. T-Mobile is one of the world’s leading mobile communications providers, with more than 113.7 million customers in Europe and the United States. All of T-Mobile’s national companies offer a comprehensive portfolio of mobile voice and data services, supplemented by corresponding hardware and terminal devices. They also sell services to resellers and companies that buy network services and market them independently to third parties (MVNOs). T-Mobile has reinforced its position as one of the mobile industry’s leading service providers with customer growth of 10.2 million customers in the third quarter of 2007 compared with the prior-year quarter. Further developments focus on mobile broadband services with innovative voice and data solutions that give users the convenience they want together with a simplified rate structure.

Broadband/Fixed Network

Through the Broadband/Fixed Network strategic business area, we offer consumers and small business customers state-of-the-art network infrastructure for traditional fixed-network services, broadband Internet access, and innovative multimedia services. This strategic business area’s customers also include national and international network operators, resellers, and the other strategic business areas of the Deutsche Telekom Group. With 13.3 million DSL lines at the end of the third quarter of 2007 compared with 10.2 million in the prior-year period, the strategic business area has consolidated its leading position in the broadband market. Overall, the number of broadband customers rose by 3.0 million compared with the prior-year quarter. Due to competition, the number of narrowband lines dropped by 2.3 million to 37.2 million.

Business Customers

The Business Customers strategic business area offers products and solutions along the entire information and communications technology value chain. Through its two business units, T-Systems Enterprise Services and T-Systems Business Services, the strategic business area supports multinational corporations, as well as large public authorities and around 160,000 small, medium-sized, and large enterprises as business customers of the Deutsche Telekom Group. T-Systems recorded a further decrease in revenue in the third quarter of 2007 due to continuing price and competitive pressures.

Segment reporting.

The following tables give an overall summary of Deutsche Telekom’s segments for the third quarters and the first nine months of 2007 and 2006 as well as the full 2006 financial year.

Segment information for the third quarter

Q3 2007 Q3 2006	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Group	15,693	—	15,693	1,911	34	(2,643)	(366)
	15,480	—	15,480	1,989	6	(2,598)	(154)
Mobile Communications	8,694	181	8,875	1,356	2	(1,395)	(184)
	7,979	190	8,169	1,390	4	(1,288)	1
Broadband/ Fixed Network [a]	4,712	914	5,626	947	32	(865)	(49)
	5,150	1,017	6,167	1,143	3	(921)	(2)
Business Customers [a]	2,184	733	2,917	26	1	(218)	1
	2,265	909	3,174	34	(1)	(227)	1
Group Headquarters & Shared Services [a]	103	863	966	(401)	0	(176)	(135)
	86	874	960	(584)	0	(175)	(152)
Reconciliation	—	(2,691)	(2,691)	(17)	(1)	11	1
	—	(2,990)	(2,990)	6	0	13	(2)

a	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the strategic business areas Business Customers and Group Headquarters & Shared Services. In previous periods these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Segment information in the first three quarters

Q1 - Q3 2007 Q1 - Q3 2006	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Group	46,721	—	46,721	5,749	50	(8,128)	(399)
	45,452	—	45,452	6,392	(11)	(7,787)	(199)
Mobile Communications	25,412	513	25,925	3,719	4	(4,287)	(191)
	23,061	539	23,600	3,528	70	(3,789)	(3)
Broadband/Fixed Network [a]	14,409	2,704	17,113	2,852	45	(2,695)	(53)
	15,317	3,081	18,398	3,681	11	(2,835)	(16)
Business Customers [a]	6,606	2,179	8,785	104	0	(656)	0
	6,818	2,627	9,445	194	(92)	(680)	(1)
Group Headquarters & Shared Services [a]	294	2,612	2,906	(866)	2	(526)	(156)
	256	2,510	2,766	(996)	(1)	(525)	(177)
Reconciliation	—	(8,008)	(8,008)	(60)	(1)	36	1
	—	(8,757)	(8,757)	(15)	1	42	(2)

Segment information for the 2006 financial year

FY 2006	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Group	61,347	—	61,347	5,287	24	(10,624)	(410)
Mobile Communications	31,308	732	32,040	4,504	80	(5,300)	(58)
Broadband/Fixed Network [a]	20,366	4,149	24,515	3,356	31	(3,744)	(95)
Business Customers [a]	9,301	3,568	12,869	(835)	(86)	(939)	(7)
Group Headquarters & Shared Services [a]	372	3,386	3,758	(2,138)	(2)	(710)	(237)
Reconciliation	—	(11,835)	(11,835)	400	1	69	(13)

a	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the strategic business areas Business Customers and Group Headquarters & Shared Services. In previous periods these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Mobile Communications

Customer development and selected KPIs

	Sept. 30, 2007	June 30, 2007	Change Sept. 30, 2007/ June 30, 2007	Dec. 31, 2006	Change Sept. 30, 2007/ Dec. 31, 2006	Sept. 30, 2006	Change Sept. 30, 2007/ Sept. 30, 2006
	millions	millions	%	millions	%	millions	%
Mobile customers (total) [a]	113.7	111.8	1.7	106.4	6.9	103.5	9.9
T-Mobile Deutschland [b]	34.5	34.3	0.6	31.4	9.9	30.7	12.4
T-Mobile USA	27.7	26.9	3.0	25.0	10.8	24.1	14.9
T-Mobile UK [c]	17.0	16.8	1.2	16.9	0.6	16.7	1.8
PTCa (Poland)	12.7	12.5	1.6	12.2	4.1	11.9	6.7
T-Mobile Netherlands (NL)	2.6	2.6	0.0	2.6	0.0	2.5	4.0
T-Mobile Austriaa (A)	3.2	3.1	3.2	3.2	0.0	3.2	0.0
T-Mobile CZ (Czech Republic)	5.2	5.1	2.0	5.0	4.0	4.8	8.3
T-Mobile Hungary	4.6	4.5	2.2	4.4	4.5	4.3	7.0
T-Mobile Croatia	2.3	2.2	4.5	2.2	4.5	2.1	9.5
T-Mobile Slovensko (Slovakia)	2.3	2.2	4.5	2.2	4.5	2.1	9.5
Other [d]	1.5	1.4	7.1	1.3	15.4	1.2	25.0

a	One mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: tele.ring and PTC customers were also included in the historic customer base.
b	As a result of court proceedings against competitors, T-Mobile Deutschland changed its deactivation policy at the beginning of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. Accordingly, in the first three quarters of 2007 far fewer customers were deactivated. Most of the reported increase in customer numbers in the first half of 2007 is due to this change. Approximately 400,000 prepay customers resulted from the use of pre-activated prepaid cards in the context of special customer acquisition measures in the first quarter of 2007. Adjustments were made in the third quarter of 2007 for customers who did not become active following this customer acquisition drive. Historical figures were not adjusted.
c	Including Virgin Mobile.
d	“Other” includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

The Mobile Communications strategic business area reported further customer growth in the third quarter of 2007. The total number of T-Mobile customers rose by 1.9 million in the reporting period, with the greatest contribution coming from T-Mobile USA. Compared with the previous quarter, the Eastern European subsidiaries and T-Mobile UK in particular further expanded their customer base. Customer growth at T-Mobile Deutschland slowed in the third quarter of 2007 compared with the previous quarter, mainly due to losses in the prepay area.

	Q3 2007 Service Revenue	Q3 2007	Q3 2007 Average number of customers	Q2 2007 Service Revenue	Q2 2007	Q2 2007 Average number of customers	Q3 2006 Service Revenue	Q3 2006	Q3 2006 Average number of customers
	millions of (€)	ARPU (€)	(millions)	millions of (€)	ARPU (€)	(millions)	millions of (€)	ARPU (€)	(millions)
Service Revenue
T-Mobile Deutschland	1,852	17.9	34.5	1,811	18	33.7	1,947	21	30.7
T-Mobile USA	3,076	37.0	27.7	3,033	38	26.4	2,842	40	24.1
T-Mobile UK	1,141	22.4	17.0	1,072	31	13.4	1,060	30	16.7
PTC (Poland) [b]	487	12.8	12.7	467	13	12.4			11.9
T-Mobile Netherlands	281	36.0	2.6	283	36	2.6	273	38	2.5
T-Mobile Austria [c]	285	29.7	3.2	278	30	3.1	315	34	3.2
T-Mobile CZ (Czech Republic)	273	17.5	5.2	271	18	5.1	252	18	4.8
T-Mobile Hungary	260	18.9	4.6	255	19	4.5	241	19	4.3
T-Mobile Croatia	166	24.1	2.3	134	20	2.2	167	27	2.1
T-Mobile Slovensko (Slovakia)	124	17.8	2.3	118	18	2.2	102	17	2.1

b	Fully consolidated as of November 1, 2006.
c	Including first-time consolidation of tele.ring from May 2006.

ARPU – average revenue per user – is used to measure monthly revenue from services per customer. ARPU is calculated as follows: revenue generated by customers for services (i.e., voice services, including incoming and outgoing calls, and data services) plus roaming revenue, monthly charges, and revenue from visitor roaming, divided by the average number of customers in the month. Revenue from services excludes the following: revenue from terminal equipment, revenue from customer activation, revenue from virtual network operators, and other revenue not generated directly by T-Mobile customers. ARPU is not uniformly defined and utilized by all companies in our industry group. Accordingly, such measures may not be comparable with similarly titled measures and disclosures by other companies.

While ARPU in T-Mobile’s national companies showed disparate trends compared with the prior year, ARPU in the third quarter of 2007 increased slightly in the third quarter of 2007 compared with the second quarter of 2007. The national companies in Eastern Europe and T-Mobile UK in particular increased their monthly revenue per user in the third quarter of 2007 compared with the second quarter of 2007. ARPU at T-Mobile Deutschland and T-Mobile Austria remained stable as against the second quarter of 2007. At T-Mobile USA, negative exchange rate effects impacted ARPU on a euro basis. On a dollar (USD) basis, T-Mobile USA was able to maintain ARPU at a constant level compared with the second quarter of 2007.

Development of operations

			Third quarter of 2007			First three quarters of 2007
	Q1 2007	Q2 2007	Q3 2007	Q3 2006	Change	Q1 - Q3 2007	Q1 - Q3 2006	Change	FY 2006
	millions of €	millions of €	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Total revenue [a]	8,400	8,650	8,875	8,169	8.6	25,925	23,600	9.9	32,040
of which: T-Mobile Deutschland	1,951	2,009	2,059	2,122	(3.0)	6,019	6,186	(2.7)	8,215
T-Mobile USA	3,468	3,545	3,562	3,425	4.0	10,575	10,119	4.5	13,628
T-Mobile UK	1,165	1,178	1,251	1,165	7.4	3,594	3,319	8.3	4,494
PTC [b]	446	486	506	n.a.	n.a.	1,438	n.a.	n.a.	305
T-Mobile Netherlands	288	301	294	286	2.8	883	839	5.2	1,138
T-Mobile Austria [c]	310	295	301	335	(10.1)	906	837	8.2	1,149
T-Mobile CZ	265	282	299	262	14.1	846	761	11.2	1,043
T-Mobile Hungary	265	278	287	266	7.9	830	783	6.0	1,050
T-Mobile Croatia	123	144	177	176	0.6	444	430	3.3	556
T-Mobile Slovensko	118	127	133	109	22.0	378	313	20.8	429
Other [d]	49	60	72	57	26.3	181	147	23.1	198
Profit from operations	1,066	1,297	1,356	1,390	(2.4)	3,719	3,528	5.4	4,504

Depreciation, amortization and impairment losses	(1,455)	(1,444)	(1,579)	(1,287)	(22.7)	(4,478)	(3,792)	(18.1)	(5,358)

Cash capex [e]	(915)	(822)	(767)	(840)	8.7	(2,504)	(2,772)	9.7	(7,247)

Number of employees [f]	60,614	61,402	62,630	54,055	15.9	61,549	52,723	16.7	54,124

n.a.	not applicable.
a	The amounts stated for the national companies correspond to their respective unconsolidated financial statements (single-entity financial statements adjusted for uniform group accounting policies and reporting currency) without taking into consideration consolidation effects at the level of the strategic business area.
b	Fully consolidated as of November 1, 2006.
c	Including first-time consolidation of tele.ring from May 2006.
d	Other includes revenue generated by T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).
e	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
f	Average number of employees.

Total revenue

In the first nine months of 2007, the Mobile Communications strategic business area generated revenue growth of EUR 2.3 billion compared to the first nine months of 2006. Total revenue at the end of the reporting period amounted to EUR 25.9 billion, 9.9 percent more than in the prior-year period. This growth was mainly driven by the first-time consolidation of the Polish company PTC and the revenue increase at T-Mobile USA. The increase in operating revenue at T-Mobile USA was negatively impacted by the slide in the U.S. dollar relative to the euro.

T-Mobile Deutschland was the only national company that failed to increase its revenue. The decrease in revenue of 2.7 percent compared with the first nine months of 2006 is due to the persistent fierce price competition. The growth in T-Mobile Deutschland’s customer base was also unable to compensate for the revenue decline. T-Mobile Austria recorded a year-on-year revenue increase in the first nine months of 2007 due to the consolidation of tele.ring in 2007. The decrease in revenue at T-Mobile Austria in the third quarter of 2007 compared with the third quarter of 2006 was mainly a result of lower ARPU, which was not offset by the increase in customers.

Profit from operations

Profit from operations in the Mobile Communications strategic business area increased by approximately EUR 0.2 billion year-on-year in the first nine months of 2007. The main factors contributing to this positive development were the continued growth of T-Mobile USA and the improvement in T-Mobile UK’s margins. This was partially offset by the lower revenue and narrower margins at T-Mobile Deutschland.

Cash capex

Cash capex at the Mobile Communications strategic business area declined year-on-year from EUR 2.8 billion to EUR 2.5 billion in the first nine months of 2007. This was primarily due to the decrease of EUR 0.3 billion in investments in the United States.

Personnel

The average number of employees in the Mobile Communications strategic business area increased year-on-year, mainly as a result of staff increases at T-Mobile Deutschland as well as at T-Mobile USA. In Germany, the restructuring of the sales organization within the Deutsche Telekom Group resulted in T-Mobile taking on sales staff from other Deutsche Telekom strategic business areas. At T-Mobile USA, the headcount increase was related to sustained customer growth and a systematic expansion of business. Compared with the previous year, the first-time consolidation of PTC also contributed to the overall growth in the number of employees.

Broadband/Fixed Network

Customer development

	Sept. 30, 2007 millions	June 30, 2007 millions	Change Sept. 30, 2007/ June 30, 2007%	Dec. 31, 2006 millions	Change Sept. 30, 2007/ Dec. 31, 2006%	Sept. 30, 2006 millions	Change Sept. 30, 2007/ Sept. 30, 2006%
Broadband
Lines (total) [a,b,c]	13.3	12.7	4.6	11.3	17.7	10.2	29.5
of which: retail	9.5	9.0	6.1	7.9	20.9	7.2	32.5

Domestic [d]	12.0	11.5	4.4	10.3	16.9	9.4	27.8
of which: retail	8.5	8.0	6.0	7.1	20.2	6.5	30.6
International [b,c,e]	1.2	1.2	6.8	1.0	25.8	0.8	48.0
of which: Magyar Telekome	0.7	0.7	5.1	0.6	20.5	0.5	39.1
of which: Slovak Telekom	0.2	0.2	10.4	0.2	27.9	0.2	51.8
of which: T-Hrvatski Telekom	0.3	0.3	8.1	0.2	38.5	0.2	71.0

Broadband rates (total) [c,f]	9.3	8.6	8.2	7.1	30.8	6.1	51.7
of which: domestic	8.1	7.5	8.4	6.3	28.5	5.4	48.3

Narrowband
Lines (total) [a,g]	37.2	37.7	(1.5)	39.0	(4.6)	39.5	(5.9)
Domestic	31.6	32.1	(1.5)	33.2	(4.8)	33.7	(6.2)
Standard analog lines	22.9	23.3	(1.8)	24.2	(5.3)	24.5	(6.6)
ISDN lines	8.7	8.8	(0.9)	9.0	(3.7)	9.2	(5.2)
International (Eastern Europe only) [e]	5.6	5.6	(1.1)	5.8	(3.4)	5.8	(3.9)

Narrowband rates (total) [c,f]	2.5	2.7	(7.6)	3.1	(19.7)	3.5	(27.9)

Wholesale/resale
DSL resale [h]	3.7	3.7	0.9	3.4	10.2	3.0	22.3
of which: domestic	3.5	3.5	0.7	3.2	9.7	2.9	21.6
Unbundled local loop lines [i]	5.9	5.5	7.4	4.7	26.2	4.3	36.2

The tables include broadband lines in Germany and abroad (Eastern Europe). The prior-year figures were adjusted to reflect the deconsolidation of T-Online France S.A.S. and T-Online Spain S.A.U. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of precise figures.

a	Lines in operation.

b	Total of retail and resale.
c	T-Online France was deconsolidated at the end of the first half of 2007 and T-Online Spain at the end of July 2007. The customer figures of T-Online France and T-Online Spain are therefore no longer reported; prior-year figures have been adjusted accordingly. Western Europe is no longer reported separately as of the third quarter of 2007 due to the deconsolidation of T-Online France and T-Online Spain.
d	Broadband lines excluding lines for internal use.
e	Subscriber-line figures are recorded including Magyar Telekom’s subsidiary MakTel and Crnogorski Telekom (formerly Telekom Montenegro).
f	Customers with a billing relationship include customers in Germany and outside Germany (Eastern Europe). Eastern Europe includes Magyar Telekom, T-Hrvatski Telekom, and Slovak Telekom.
g	Telephone lines excluding internal use and public telecommunications, including wholesale services.
h	Definition of resale: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group. Resale: Included in total number of broadband lines.
i	Unbundled local loop lines in Germany only: Deutsche Telekom wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

The strong growth trend of the broadband market continued in the third quarter of 2007 and actually accelerated during the second quarter of 2007. Year-on-year, the number of broadband lines increased by 3.0 million to 13.3 million. Of this number, 9.5 million were retail broadband lines, 2.3 million more than in the third quarter of 2006.

The number of domestic retail broadband lines increased by 480,000 in the third quarter of 2007 despite continued intense competition in Germany.

Since September 18, 2006, the Broadband/Fixed Network strategic business area has benefited from the systematic marketing of its “complete package” services, consisting of voice telephony, broadband Internet and TV entertainment, for the domestic broadband market. Since then, the portfolio of products and rate plans has been systematically expanded, especially in the area of single-play and double-play packages. Overall, the number of existing customers with complete packages increased to 9.0 million, up by around 1.5 million on the previous quarter. At almost 70 percent, products and services combining voice and Internet communication (Call & Surf) account for the largest proportion of customers opting for complete packages. Due to the continued roll-out of the ADSL2+ and VDSL high-speed networks and the active marketing of the “Entertain packages” since the IFA International Consumer Electronics Exhibition, the number of Entertain customers increased to nearly 50,000 by the end of the reporting period.

With regard to wholesale products, the Broadband/Fixed Network strategic business area experienced declining demand in Germany for DSL resale products in new business in favor of unbundled local loop lines. The reason for this trend is the continued growth in customer demand for package offers comprising voice telephony and Internet access. The total number of DSL resale lines increased by 24,000 in the third quarter to reach 3.5 million as compared with the second quarter of 2007. During the same period, the demand for unbundled local loop lines increased by 405,000 to reach a total of 5.9 million, which we believe indicates that our competitors are increasingly marketing their own complete package offers on the basis of unbundled local loop lines.

The broadband market also continued to grow outside Germany in the first nine months of 2007. With a total of 1.2 million broadband lines, including resale products, the strategic business area achieved an increase of 405,000 broadband lines, or 48 percent, year-on-year.

As expected, Broadband/Fixed Network recorded a drop in the number of narrowband lines. Overall, the number of fixed-network lines in Germany decreased by 497,000 in the third quarter of 2007 to reach 31.6 million. However, the rate of losses slowed compared with the second and first quarters of 2007. As in previous quarters, the overall decrease in the third quarter of 2007 was primarily due to customer churn in favor of fixed-network competitors. The continued loss in narrowband access lines attributable to the migration of customers to cable network operators and mobile phone companies decreased slightly. Overall the rate of loss decreased somewhat due to continuing customer acceptance of Broadband/Fixed Network’s complete packages.

The development of call minutes experienced contrasting trends in the third quarter of 2007. The continuing loss of subscriber lines and the growing substitution by mobile communications and VoIP contributed to a decrease in the absolute number of call minutes of 3.5 percent year-on-year. However, as a result of the successful marketing of complete packages for all call types (city, national, world, mobile), Broadband/Fixed Network managed to further increase its overall minutes loyalty (Broadband/Fixed Network’s own market share based on the overall traffic generated in its PSTN network) by 8.7 percentage points to 74.9 percent.

Development of operations

			Third quarter of 2007			First three quarters of 2007
	Q1 2007	Q2 2007	Q3 2007 [d]	Q3 2006 [c]	Change	Q1 - Q3 2007 [d]	Q1 - Q3 2006 [c]	Change	FY 2006
	millions of €	millions of €	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Total revenue	5,832	5,655	5,626	6,167	(8.8)	17,113	18,398	(7.0)	24,515
Domestic	5,146	4,948	5,002	5,493	(8.9)	15,096	16,402	(8.0)	21,835
of which: network communications	2,631	2,556	2,561	2,801	(8.6)	7,748	8,524	(9.1)	11,240
of which: wholesale services	1,156	1,085	1,124	1,077	4.4	3,365	3,194	5.4	4,302
of which: IP/Internet	632	590	602	835	(27.9)	1,824	2,289	(20.3)	3,000
of which: other fixed-network services [e]	627	619	626	689	(9.1)	1,872	2,086	(10.3)	2,837
International	698	722	632,	674	(6.2)	2,052	1,996	2.8	2,680

Profit from operations	976	929	947	1,143	(17.1)	2,852	3,681	(22.5)	3,356

Depreciation, amortization and impairment losses	(908)	(926)	(914)	(923)	1.0	(2,748)	(2,851)	3.6	(3,839)
Cash capex [a]	(722)	(534)	(629)	(806)	22.0	(1,885)	(2,297)	17.9	(3,250)

Number of employees [b]	100,590	99,185	96,678	107,159	(9.8)	98,818	107,915	(8.4)	107,006
Domestic	81,409	80,411	79,334	86,368	(8.1)	80,385	86,938	(7.5)	86,315
International	19,181	18,774	17,344	20,791	(16.6)	18,433	20,977	(12.1)	20,691

Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the strategic business areas Business Customers and Group Headquarters & Shared Services. In previous periods these results were reported under Broadband/Fixed Network. Prior year figures have been adjusted accordingly.

Following the merger of T-Online International AG into Deutsche Telekom AG in June 2006, T-Online no longer reports as a separate unit but is managed as a product brand. For reporting purposes, Broadband/Fixed Network is broken down into its domestic and international segments. The Scout24 group and operations in Switzerland and Austria are reported in the domestic segment as the relevant parent companies have their registered offices in Germany.

a	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
b	Average number of employees.
c	Changed customer retention periods (the expected duration of the customer relationship) in the network communications, wholesale, and IP/Internet revenue clusters had a positive effect of EUR 0.2 billion on revenue in the third quarter of 2006.
d	Deconsolidation of T-Online France at the end of June 2007 and T-Online Spain at the end of July 2007.
e	Includes revenue clusters data communications, value-added services and terminal equipment, which were previously reported separately.

Total revenue

Total revenue in the first nine months of 2007 amounted to EUR 17.1 billion, a decrease of EUR 1.3 billion, or 7.0 percent, year-on-year. This was mainly attributable to narrowband line losses, a decrease in call minute revenues, and lower revenue from IP/Internet services primarily as a result of lower subscription revenues due to competition-induced price reductions. The decrease in the total revenue of the strategic business area was also impacted by the deconsolidation of T-Online France in June 2007 and T-Online Spain in July 2007. This decrease was partially offset by an increase in data communications revenues due to a change in the billing model for services provided to other Deutsche Telekom strategic business areas, as well as higher revenues from resale DSL products, due to higher sales volumes, and from the leasing of unbundled local loop lines.

Overall, revenue in Germany decreased by 8.0 percent, or EUR 1.3 billion, to EUR 15.1 billion for the first nine months of 2007 as compared with the first nine months of 2006. This decrease was due in particular to lower call minute revenues as a result of narrowband line losses. Other factors included price erosion in the broadband market and decreased use of wholesale services by the Business Customers strategic business area and a decline in interconnection services. This decrease in revenue could only partly be offset by volume growth in the area of unbundled local loop lines and resale DSL.

Network communications revenues decreased by EUR 0.8 billion, or 9.1 percent, to EUR 7.7 billion for the first nine months of 2007 as compared with the first nine months of 2006 primarily as a result of intense competition. This decrease was due to a decrease in call minute revenues as a result of narrowband access line losses as well as the effect of higher customer acceptance of complete packages with a flat-rate component, which had the effect of reducing call minute revenues due to the decreasing proportion of separately billed minutes. Narrowband access revenue decreased only slightly, due primarily to the intensified marketing of flat rates for voice service as a component of access line products.

Revenue from wholesale services increased by EUR 0.2 billion, or 5.4 percent, to EUR 3.4 billion for the first nine months of 2007 as compared with the first nine months of 2006. This increase is primarily the result of higher revenues from resale DSL products, due to higher sales volumes, and from the leasing of unbundled local loop lines. Increased rental of co-location space to competitors also had a positive effect in the first nine months of 2007. Decreases in volume, as well as price reductions imposed by the German telecommunications regulator on interconnection calls, also led to a decrease in wholesale services revenue. These regulatory decisions included a decrease in interconnection charges by an average of 10.0 percent as of June 1, 2006. Price cuts in DSL resale in the second quarter of 2006 also negatively affected revenue.

Revenue from IP/Internet services decreased 20.3 percent to EUR 1.8 billion for the first nine months of 2007 as compared with the first nine months of 2006. This decrease was caused primarily by considerable price erosion, but also by the migration of narrowband calling plans to the complete package offers. Despite the IP/Internet segment recording considerable volume growth in terms of retail DSL lines, this growth was unable to offset the decrease in revenue due to the erosion in prices due to competition. Revenues from non-access related products and services, including online advertising also decreased.

Revenues from other services, consisting of data communications, value-added services, terminal equipment and other domestic services, decreased by EUR 0.2 billion to EUR 1.9 billion for the first nine months of 2007. This decrease was primarily due to a decrease in data communications products provided to other Deutsche Telekom strategic business areas, a decrease in premium rate services due to a change in the billing model and a decrease in third party maintenance revenues for data communications products. This decrease was partially offset by an increase in data communications revenues due to a change in the billing model for services provided to other Deutsche Telekom strategic business areas, as well as an increase in terminal equipment sales primarily due to an increase in ‘complete package’ customers.

Revenue in Eastern Europe increased by EUR 0.1 billion, or 2.8 percent, to EUR 2.1 billion for the first nine months of 2007 as compared with the first nine months of 2006, due to positive exchange rate effects in Slovakia and Hungary. The total increase was slightly negatively impacted by the deconsolidation of T-Online France in June 2007 and T-Online Spain in July 2007.

The decreases in revenues in the traditional fixed-network business were partially offset by the growth in broadband lines and increases in the wholesale business in the Eastern European subsidiaries in Croatia, Slovakia and Hungary. Positive exchange rate effects in Hungary and Slovakia in particular positively impacted revenues.

Net revenue

Compared with the first nine months of 2006, net revenue decreased by EUR 0.9 billion, or 5.9 percent, to EUR 14.4 billion. This decrease is primarily due to narrowband line losses and a decrease in call minute revenue,as well as revenues for premium rate services in the first three quarters of 2007. This decrease was partly offset by increased revenues from DSL resale products and unbundled local loop lines.

Profit from operations

Profit from operations decreased by 22.5 percent to EUR 2.9 billion for the first nine months of 2007 as compared with the first nine months of 2006, principally as a result of the decline in revenues and margins as discussed above. A decrease in depreciation, amortization, and impairment losses of 3.6 percent had an offsetting effect.

Cash capex

At EUR 1.9 billion, cash capex was EUR 0.4 billion lower year-on-year, mainly due to the lower level of VDSL expansion in 2007.

Personnel

The workforce restructuring program launched in 2006 used socially responsible measures to reduce the average number of staff in the Broadband/Fixed Network strategic business area. In the first nine months of 2007, the total number of employees declined by 8.4 percent compared to the same period last year to reach 98,818. At 80,385, the number of employees in Germany was down 6,553 for the first nine months of 2007 as compared with the first nine months of 2006. Outside Germany, the average number of employees was 18,433 as of September 30, 2007, a decrease of 2,544 as compared to September 30, 2006. In Eastern Europe, the outsourcing of services caused a decrease in the number of employees by 2,191 as of September 30, 2007 compared to September 30, 2006. The deconsolidation of T-Online France and T-Online Spain resulted in a decrease of 353 in the total number of employees as of September 30, 2007.

Business Customers

	Sept. 30, 2007	June 30, 2007	Change Sept. 30, 2007/ June 30, 2007%		Dec. 31, 2006	Change Sept. 30, 2007/ Dec. 31, 2006%		Sept. 30, 2006	Change Sept. 30, 2007/ Sept. 30, 2006%
Enterprise Services [a]
Computing & Desktop Services
Number of servers managed and serviced (units)	36,753	36,082	1.9		33,037	11.2		33,083	11.1
Number of workstations managed and serviced (millions)	1.45	1.43	1.4		1.36	6.6		1.36	6.6
Systems Integration [b]
Hours billed [c] (millions)	8.6	5.8	n.a.		10.9	n.a.		8.3	3.6
Utilization rate [d] (%)	80.2	80.2	0.0	p	80.4	(0.2)	p	79.9	0.3	p

a	Percentages calculated on the basis of figures shown.
b	Domestic: excluding changes in the composition of the Group.
c	Cumulative figures at the balance sheet date.
d	Ratio of average number of hours billed to maximum possible hours billed per period.

The business customers market for information and telecommunications technology (ICT) was again characterized by tough competition and intense price pressures in the third quarter of 2007. The volume of new orders received by T-Systems declined in the third quarter of 2007 compared to the third quarter of 2006.

In August 2007, a new strategic orientation of T-Systems was introduced. This new strategic focus included an unambiguous commitment to Deutsche Telekom’s business customer brand. In the future, T-Systems will offer its business customers network-centric ICT services. In addition to traditional network services for small, medium-sized and large companies, the core business will also comprise all network-based IT services, including computing center capacities and business applications, such as SAP. On the basis of the Deutsche Telekom network, T-Systems can offer these services in approximately 50 countries around the globe, and through cooperation arrangements with partner companies, T-Systems can offer them in as many as 140 countries. Thus, T-Systems can serve internationally operating customers in all important economic regions of the world.

The new strategic focus also means that T-Systems will seek to run certain business units, such as systems integration, in cooperation with partner companies. The goal of this measure is to strengthen its international competitiveness. By working with suitable partners, T-Systems can offer its customers locally-based specialists in a larger number of countries. Furthermore, T-Systems can rely on additional offshore capacities.

Development of operations

	Q1 2007	Q2 2007	Q3 2007	Q3 2006	Change	Q1 - Q3 2007	Q1 - Q3 2006	Change	FY 2006
	millions of €	millions of €	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Total revenue	2,906	2,962	2,917	3,174	(8.1)	8,785	9,445	(7.0)	12,869
Enterprise Services	1,941	1,992	1,950	2,103	(7.3)	5,883	6,218	(5.4)	8,533
Business Services	965	970	967	1,071	(9.7)	2,902	3,227	(10.1)	4,336
Profit (loss) from operations	44	34	26	34	(23.5)	104	194	(46.4)	(835)

Depreciation, amortization and impairment losses	(217)	(222)	(217)	(226)	4.0	(656)	(681)	3.7	(946)
Cash capex [a]	(273)	(149)	(201)	(186)	(8.1)	(623)	(542)	(14.9)	(795)

Number of employees [b]	56,776	56,218	56,499	58,113	(2.8)	56,498	56,148	0.6	56,595

Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the strategic business areas Business Customers and Group Headquarters & Shared Services. In previous periods these results were reported under Broadband/Fixed Network. Prior year figures have been adjusted accordingly.

a	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement. In the first nine months of 2007 these include outflows totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.
b	Average number of employees.

Total revenue

Total revenue of the Business Customers strategic business area for the first nine months of 2007 amounted to EUR 8.8 billion, a year-on-year decrease of 7.0 percent. This decrease was primarily due to lower revenues in the telecommunications services area from customers of the Business Services unit. Lower revenues from PC workstation-related services, in particular within the Deutsche Telekom Group, also resulted in a decrease in revenue in the Computing & Desktop Services unit. Revenues generated with customers within the Deutsche Telekom Group also decreased in the Systems Integration unit during the reporting period.

In contrast, the international business continued to perform positively. T-Systems generated 8.3 percent year-on-year revenue growth outside Germany in the first nine months of 2007. This growth is attributable in particular to the successful, systematic implementation of the internationalization strategy. T-Systems won additional orders outside Germany in the first three quarters of 2007. In Germany, revenue declined by 10.3 percent, as a result of continuing price erosion due to competitive pressures in both the IT and the telecommunications business.

Net revenue

Business Customers generated net revenue of EUR 6.6 billion in the first nine months of 2007 from business with customers outside the Deutsche Telekom Group, a decrease of 3.1 percent year-on-year. Net revenue generated by the Enterprise Services unit increased 3.1 percent. However, this increase was not sufficient to completely offset the 10.6 percent decrease in net revenue in the Business Services unit.

The growth in net revenue at Enterprise Services was the main factor for the positive development at Systems Integration and, to a lesser extent, an improvement in the area of telecommunications services for multinational business customers, despite continued price pressure. However, it was not enough to offset the negative trend in telecommunications services for customers of the Business Services unit. Growth in the IP area failed to make up for the drop in prices for voice and data communications services.

Profit from operations

Profit from operations for the first nine months of 2007 amounted to EUR 0.1 billion, a decrease of 46.4 percent compared with the prior-year period. This decrease is primarily due to the decrease in revenue. The decline in profit from operations compared with the prior year period slowed in the third quarter of 2007.

Cash capex

Cash capex increased by 14.9 percent for the first nine months of 2007 as compared with the first nine months of 2006, mainly as a result of expenditures for certain assets of Centrica PLC that were taken over by T-Systems UK in the first nine months of 2007.

Personnel

The average headcount within the Business Customers strategic business area increased slightly by 0.6 percent compared with the prior year period, primarily due to the integration of the employees of gedas, which had been consolidated at the end of March 2006, and the increased headcount abroad attributable to the internationalization strategy. In Germany, headcount was reduced as a result of the previously announced staff reduction measures.

Group Headquarters & Shared Services

a	Real Estate Services = DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, DFMG Deutsche Funkturm GmbH, GMG Generalmietgesellschaft mbH, PASM Power and Air Condition Solution Management GmbH & Co. KG, DeTe Immobilien Hungary Szolgáltató z.R.t., and DeTe Immobilien Slovakia s.r.o.
b	Including Vivento Customer Services GmbH (VCS) and Vivento Technical Services GmbH (VTS).
c	Primarily Deutsche Telekom International Finance B.V., T-Venture Holding GmbH, DeTe Assekuranz - Deutsche Telekom Assekuranzvermittlungsgesellschaft mbH, Deutsche Telekom Training GmbH, shared services and headquarters functions of Magyar Telekom as well as Fachhochschule Leipzig, Human Resources Management.

Group Headquarters and Shared Services performs strategic and cross-divisional management functions for the Deutsche Telekom Group and is responsible for operating activities that are not directly related to the core business of the Group. The Shared Services unit includes Real Estate Services, the activities of which include the management of Deutsche Telekom AG’s real estate portfolio in Germany, DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services, and Vivento. Since the beginning of 2007, Group Headquarters and Shared Services has also included the shared services and headquarter functions of Magyar Telekom.

During the first nine months of 2007, Group Headquarters and Shared Services continued to dispose of non-strategic real estate properties and realized proceeds of approximately EUR 0.4 billion.

At Vivento, Deutsche Telekom’s personnel service provider, the focus in the first nine months of the 2007 financial year continued to be on placement services, as well as on optimizing and selling its business lines. In October 2007, Deutsche Telekom and Nokia Siemens Networks signed a strategic partnership agreement, an essential part of which is the transfer of operations of Vivento Technical Services GmbH to a new Nokia Siemens Networks affiliate planned for the turn of the year.

The workforce at Vivento totaled around 10,700 employees at the end of the reporting period, of which around 600 are Vivento’s own employees and members of management, around 5,400 are employed at Vivento’s business lines (thereof around 3,500 at the call center unit and around 1,900 at Vivento Technical Services GmbH) and around 4,700 are transferees. As of September 30, 2007, about 3,200 of these transferees were engaged on a temporary basis. Around 4,200 staff left Vivento in the first nine months of the 2007 financial year. Since its formation, around 27,500 employees have found new jobs outside Vivento. Vivento took on around 1,400 employees during the reporting period, bringing the total number of Deutsche Telekom staff transferred to Vivento since its formation to around 38,200. In the first nine months of 2007, around 84 percent of the approximately 10,100 employees (excluding Vivento’s own staff and management) at Vivento were employed or undergoing training.

Development of operations

			Third quarter of 2007			First three quarters of 2007
	Q1 2007	Q2 2007	Q3 2007	Q3 2006	Change	Q1 - Q3 2007	Q1 - Q3 2006	Change	FY 2006
	millions of €	millions of €	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Total revenue	952	988	966	960	0.6	2,906	2,766	5.1	3,758
Loss from operations	(250)	(215)	(401)	(584)	31.3	(866)	(996)	13.1	(2,138)

Depreciation, amortization and impairment losses	(182)	(189)	(311)	(327)	4.9	(682)	(702)	2.8	(947)
Cash capex [a]	(117)	(82)	(101)	(151)	33.1	(300)	(372)	19.4	(508)

Number of employees [b]	29,308	27,241	25,961	30,907	(16.0)	27,503	30,897	(11.0)	30,755
of which: at Vivento [c]	13,500	11,100	10,700	14,800	(27.7)	10,700	14,800	(27.7)	13,500

Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the strategic business areas Business Customers and Group Headquarters & Shared Services. In previous periods these results were reported under Broadband/Fixed Network. Prior year figures have been adjusted accordingly.

a	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
b	Average number of employees.
c	Number of employees at the balance sheet date, including Vivento’s own staff and management; figures rounded.

Group Headquarters and Shared Services increased its revenue by 5.1 percent in the first nine months of 2007. A key factor driving this trend was revenue growth at Vivento as a result of the expansion of business at the call center unit and at Vivento Technical Services GmbH. Real Estate Services also experienced a positive revenue trend, primarily due to increased revenues at Power and Air Condition Solution Management GmbH & Co. KG and Deutsche Funkturm GmbH. In addition, the real estate group benefited from a higher volume of facility management services, especially collocation, billed to the strategic business areas. Revenues from DeTeFleetServices GmbH’s fleet management business also increased, primarily due to higher proceeds from vehicle sales within the regular replacement process and due to a higher average number of vehicles in the fleet. This overall positive trend was partially offset by rental fee reductions for technical areas and leasing optimization through the strategic business areas.

Loss from operations improved by EUR 130 million year-on-year in the first nine months of 2007. Group Headquarters and Shared Services benefited in particular from the revenue growth and productivity increase at Vivento as well as from a reduced headcount at Vivento compared to the first nine months of 2006. Further positive impacts were achieved by the discontinuation of expenses resulting from the transfer of Telekom Direkt from Vivento to the Broadband/Fixed Network strategic business area in the prior-year period, as well as by lower expenses for staff-related measures and for centralized marketing activities. The higher net contributions from real estate sales and the lower personnel expenses due to reduced staff requirements in the Real Estate Services also helped to improve loss from operations. This positive trend was partially offset by the expenses related to the disposal of further call center locations of Vivento Customer Services GmbH. Another negative effect resulted from the reversal of a provision in the prior-year period in connection with the completion of the arbitration proceedings between Deutsche Telekom AG and Deutsche Post AG relating to the housing assistance program (Wohnungsfuersorge). A decline in revenues from the leasing business for which higher revenues in the low-margin facility management business failed to compensate, was another factor negatively affecting loss from operations in the reporting period.

The average number of employees was 27,503 during the reporting period. The decline of 3,394 employees compared to the first nine months of 2006 was mainly due to the further decrease of headcount at Vivento.

Liquidity and Capital Resources

The following table provides information regarding our cash flows:

	Q3 2007	Q3 2006	Q1 - Q3 2007	Q1 - Q3 2007	FY 2006
	millions of €	millions of €	millions of €	millions of €	millions of €
Net cash from operating activities	5,137	3,563	10,352	9,258	14,222
Net cash used in investing activities	(1,171)	(3,040)	(3,468)	(8,968)	(14,305)
Net cash used in financing activities	(2,605)	(4,278)	(6,143)	(3,241)	(2,061)
Effect of exchange rate changes on cash and cash equivalents	(57)	4	(56)	(108)	(66)
Net increase (decrease) in cash and cash equivalents	1,304	(3,751)	685	(3,059)	(2,210)
Cash and cash equivalents, at the beginning of the period	2,146	5,667	2,765	4,975	4,975
Cash and cash equivalents, at end of the period	3,450	1,916	3,450	1,916	2,765

Net cash from operating activities

Net cash from operating activities amounted to EUR 10.4 billion in the reporting period, compared with EUR 9.3 billion in the prior-year period. The increase is primarily attributable to a cash inflow from income tax refunds of EUR 0.4 billion as compared with tax payments of EUR 1.0 billion in the first nine months of 2006. This was offset by the year-on-year increase in payments for staff-related restructuring measures.

Net cash used in investing activities

Net cash used in investing activities totaled EUR 3.5 billion as compared with EUR 9.0 billion in the same period in the previous year. In 2007, cash inflows in the amount of EUR 0.8 billion resulted primarily from the sale of T-Online France and T-Online Spain, whereas in the previous year cash outflows mainly consisted of outflows for the acquisition of tele.ring and gedas, as well as for payments to Toll Collect totaling EUR 2.0 billion, and up-front payments in connection with the auction of U.S. mobile communications licenses, as well as for the acquisition of additional shares in PTC totaling EUR 1.1 billion. The year-on-year decrease of EUR 0.6 billion for investments in intangible assets and property, plant and equipment, as well as the EUR 0.2 billion increase in proceeds from the disposal of property, plant and equipment, also had a positive effect.

Net cash used in financing activities

Net cash used in financing activities increased from EUR 3.2 billion in the prior-year period to EUR 6.1 billion in the reporting period. This change is mainly attributable to a decrease of EUR 4.0 billion in net proceeds from the issue of non-current financial liabilities, which was partially offset by a net decrease of EUR 0.9 billion in repayments of current financial liabilities. The issuance or repayment of current financial liabilities increased significantly year-on-year to EUR 28.1 billion and EUR 31.7 billion, respectively, because a large number of short-term credit lines were drawn on. The issue of financial liabilities in the first nine months of 2007 consisted in particular of a medium-term note issue in the amount of EUR 0.5 billion as well as a loan of EUR 0.5 billion from the European Investment Bank. In the same period, a euro tranche of the 2002 global bond of EUR 2.5 billion and medium-term notes of EUR 0.6 billion and ABS liabilities of EUR 0.3 billion were repaid. At the same time, dividend payments increased by EUR 0.5 billion compared with the same period in the prior year, attributable to an increase of EUR 0.1 billion in Deutsche Telekom AG dividend payments, a further EUR 0.1 billion in Hrvatske Telekomunikacije d.d. dividend payments, the dividend payment of EUR 0.1 billion at Makedonski Telekominikacii A.D., and the payment of 2005 and 2006 dividends by Magyar Telekom amounting to EUR 0.2 billion. No comparable payments were made in 2006. A buyback of shares for EUR 0.7 billion in connection with the merger of T-Online International AG into Deutsche Telekom AG was recorded in the prior year, for which there was likewise no comparable outflow in the reporting period.

Capital Resources

The following table summarizes our total financial liabilities as of September 30, 2007 and 2006, and December 31, 2006:

	Sep. 30, 2007	Dec. 31, 2006	Change	Change	Sep. 30, 2006
	millions of €	millions of €	millions of €	%	millions of €
Bonds	33,079	36,288	(3,209)	(8.8)	34,674
Liabilities to banks	2,934	2,348	586	25.0	3,188
Liabilities to non-banks from promissory notes	692	680	12	1.8	630
Liabilities from derivatives	927	562	365	64.9	504
Lease liabilities	2,161	2,293	(132)	(5.8)	2,274
Liabilities arising from ABS transactions	807	1,139	(332)	(29.1)	1,133
Other financial liabilities	2,527	3,172	(645)	(20.3)	1,745
Total	43,127	46,482	(3,355)	(7.2)	44,148

Total financial liabilities decreased as of September 30, 2007, compared to December 31, 2006, primarily as a result of principal repayments of EUR 3.2 billion at maturity, offset, in part, by the issuance of a medium-term note of EUR 0.5 billion, a medium-term note of JPY 6 billion (EUR 0.04 billion) and a EUR 0.5 billion loan from the European Investment Bank (EIB). Additionally, our financial liabilities decreased due to foreign exchange effects of EUR 0.5 billion relating primarily to U.S. dollar denominated instruments. The material terms of the liabilities issued in 2007 are as follows:

	Nominal	Contractual and expected maturity	Interest Rate
	(in millions of €)
Medium-Term Note	500	March 28, 2012	EURIBOR3M + 0.280%
Medium-Term Note	37	February 2, 2011	JPYLIBOR6M + 0.19%
EIB Loan	500	January 11, 2012	EURIBOR3M + 0.247%

The following table summarizes the development of cash and cash equivalents as of September 30, 2007 and 2006, and December 31, 2006:

	Sept. 30, 2007	Dec. 31, 2006	Change	Change	Sept. 30, 2006
	millions of €	millions of €	millions of €	%	millions of €
Cash and cash equivalents	3,450	2,765	685	24.8	1.916

In first nine months of 2007, cash and cash equivalents increased from EUR 2.8 billion to EUR 3.5 billion. The increase was attributable to proceeds from the disposal of T-Online France und T-Online Spain as well as to positive earnings results. This was partially offset by dividend payments of EUR 3.7 billion, as well as the repayment of the euro tranche of the 2002 global bond amounting to EUR 2.5 billion. Detailed information can be found in the consolidated cash flow statement.

Capital expenditures and investments

The following table provides information concerning capital expenditures and investments in subsidiaries, associated companies and related companies, as well as proceeds from the sale of non-current assets and investments:

	Third quarter of 2007		First three quarters of 2007
	Q3 2007	Q3 2006	Q1 - Q3 2007	Q1 - Q3 2006	FY 2006
	millions of €	millions of €	millions of €	millions of €	millions of €
Capital expenditures	1,686	1,950	5,293	5,919	11,806
Investments in subsidiaries and non-current financial assets	18	103	101	2,270	2,889
Proceeds from disposal of non-current assets and investments	(436)	(64)	(1,535)	(692)	(795)
Other	(97)	1,051	(391)	1,471	405
Net cash used in investing activities	1,171	3,040	3,468	8,968	14,305

OUTLOOK

Significant events after the balance sheet date (September 30, 2007):

Deutsche Telekom concludes agreement with Télédiffusion de France on sale of T-Systems Media&Broadcast GmbH

On November 8, 2007, we concluded an agreement with Télédiffusion de France on the sale of our subsidiary, T-Systems Media&Broadcast GmbH. The transaction has an enterprise value of EUR 0.85 billion. The sale of Media&Broadcast is part of our “Focus, fix and grow” strategy to divest certain noncurrent assets announced in March 2007. Media&Broadcast plans, creates, markets and operates specific services for customers in the broadcasting and media industries. The transaction is subject to approval of the responsible anti-trust authorities and is expected to be completed in the first quarter of 2008.

Group

Deutsche Telekom takes over Aareal Bank’s shares in ImmobilienScout24.

We exercised our preemptive right through our subsidiary, Scout24 Verwaltungs GmbH, to purchase Aareal Bank’s shares in ImmobilienScout GmbH. Acquiring the shares as of October 24, 2007 will increase the interest in the leading German online real estate broker from the current 33.1 percent to 99.3 percent. The purchase price was EUR 357 million.

Strategic partnership between Nokia Siemens Networks and Deutsche Telekom AG.

The strategic partnership agreement signed between Nokia Siemens Networks and Deutsche Telekom AG in October 2007 provides for the transfer of operations of Vivento Technical Services GmbH, a business model of the internal personnel service provider Vivento, and continued the staff restructuring program. The transfer of operations of Vivento Technical Services GmbH to Nokia Siemens Networks is planned for the end of this year. In addition to Nokia Siemens Networks taking over Vivento Technical Services, the agreement covers contracts governing managed services valued at around EUR 300 million over the next five years and contracts covering a series of investments from several T-Mobile national companies valued at up to EUR 150 million. Under the terms of the contract, Nokia Siemens Networks will become the preferred partner for providing managed services.

Successful offering in Croatia.

Shares of T-Hrvatske telekomunikacije d.d. (T-HT), Deutsche Telekom’s Croatian majority interest, were successfully placed on October 9, 2007. On the first day of trading, the share price rose from an issue price of HRK 265 (EUR 36.17) to a high of HRK 419 (EUR 57.20) and The share closed at HRK 380 (EUR 51.87). The Croatian government sold 32.5 percent of its shares in T-HT through the offering, of which 25 percent went to Croatian retail investors and 7.5 percent to institutional investors.

Patent infringement claim by CIF Licensing LLC.

In October 2007, CIF Licensing LLC., New Jersey (United States), filed suit with the Düsseldorf Regional Court against Deutsche Telekom AG for a permanent injunction and damages totaling EUR 120 million, alleging that Deutsche Telekom is infringing on four of CIF’s patents relating to DSL technology. We intend to contest this proceeding vigorously.

Arbitration proceedings against Deutsche Telekom AG by Deutsche Post AG.

As previously reported, Arbitration proceedings were initiated by Deutsche Post AG against Deutsche Telekom AG relating to an acquisition agreement for logistics sites. Deutsche Post AG was seeking damages of approximately EUR 105 million. The parties agreed to a payment of EUR 3 million by Deutsche Telekom to Deutsche Post AG under the terms of an arbitral award, the agreed wording of which covers all claims for damages in this matter. The settlement became effective on October 11, 2007.

Mobile Communications

Industry leaders announce open platform for mobile devices.

A broad alliance of leading technology and mobile communications companies announced on November 5, 2007 that they will develop Android, the first truly open and comprehensive platform for mobile devices. T-Mobile, Google Inc., Qualcomm, Motorola and others have collaborated on the development of Android through the Open Handset Alliance, a multinational partnership of 34 technology and mobile industry leaders which aims to develop technologies that can significantly lower the cost of developing and distributing mobile devices and services. The Android platform is the first step in this direction – a fully integrated mobile “software stack” that consists of an operating system, middleware, user-friendly interface and applications. Customers should expect the first phones based on Android to be available in the second half of 2008.

T-Mobile’s MyFaves community service launched in Germany.

Following the successful market launch of MyFaves in the United States in 2006, T-Mobile also launched its community service in Germany in early October 2007. This innovative service allows customers to communicate with five family members or friends simply and cheaply for just 5 eurocents per minute – on any network – and, as such, meets the growing demand among customers for personalized communications within their social network. A photo or icon representing each of the five “Faves” is displayed on a personalized interface from which users can place voice calls or send SMS or MMS messages directly to these contacts.

Broadband/Fixed Network

Slovak Telekom sells TBDS subsidiary.

Slovak Telekom sold TBDS (Tower Broadcasting & Data Services a.s.), its subsidiary operating in the broadcasting business area (formerly Rádiokomunikácie o.z. and RK Tower s.r.o.) to the TRI R a.s. consortium with effect from October 5, 2007.

Business Customers

Royal & SunAlliance signs IT outsourcing deal with T-Systems in the UK.

Royal & SunAlliance, one of the United Kingdom’s largest insurers, will outsource its IT and printing operations to T-Systems. The deal has a value of over EUR 130 million over an initial term of ten years. As part of the deal, T-Systems will take over two print facilities in Birkenhead and Easton, and 63 employees will be transferred to the service provider.

Development of revenue and profits:

Market expectations

The encouraging growth in our international markets, particularly in the key markets of the United States and the United Kingdom, is expected to continue. Our domestic markets are still dominated by extremely intense competition and price erosion in the telecommunications market as a whole, both for consumer DSL and business voice telephony, and for mobile communications, which is expected to continue.

Consequences for corporate management

We are responding to the challenges of rapid technological change and strong competition in the telecommunications industry with specific measures to support the long-term sustainability of customer relationships and thus revenue and profit development. In particular, the sustainable improvement of the service culture in customer contact and investments in future product areas, as well as simplified price structures, is expected to safeguard our customer relationships and revenues. Additional cost reductions, achieved with the help of increased rationalization investments such as in new, more cost-efficient IP-based networks, is expected to help boost profit and sustain long-term cash flow. The immense changes in our market environment – in particular rapid technological changes – are forcing us to adjust our workforce structure by cutting jobs in a socially responsible manner. This will be implemented using voluntary instruments such as partial retirement, severance and voluntary redundancy payments and early retirement.

General statement on business development in the Group:

In view of the expected market situation in the individual business areas, we still aim to achieve positive results for the full 2007 financial year.

In view of our sound balance sheet, our net profit and our free cash flow generated, we aim to continue offering our shareholders an attractive dividend in the future.

Mobile Communications

T-Mobile expects mobile communications revenues and earnings to grow in 2007. Major drivers will be the expected further growth at T-Mobile USA and T-Mobile UK. The first-time full consolidation of the Polish subsidiary PTC and tele.ring for a full financial year and the first-time consolidation of Orange Nederland in the fourth quarter of 2007 will also have a positive impact on growth. In view of sustained competition, the strategic business area expects to record a decline in its revenue and earnings from the German market compared with the prior year. Regulatory decisions and future trends in exchange rates for the U.S. dollar and British pound sterling against the euro may affect T-Mobile’s revenues and profits as reported in euros.

Broadband/Fixed Network

In the DSL business, the Broadband/Fixed Network strategic business area intends to defend its market share and expects an increase in the number of broadband lines, also driven by strong market growth in this area. Broadband/Fixed Network intends to establish itself in the triple-play business with the active marketing of its Entertain complete packages. A major element of this strategy is the expansion of the high-speed network. In 2007, the traditional fixed-network business will continue to be adversely affected by competition-induced loss of market share, fixed-mobile substitution, price cuts due to regulatory requirements, and market-related price erosion. This will be set against efficiency measures that have been implemented and in some cases already realized. Broadband/Fixed Network launched a quality and service campaign in 2007 to safeguard the core voice and access business. Preparations are also underway to migrate operations from the old PSTN network to the new IP-based technology in order to introduce innovative and competitive IP access. Based on these assumptions, the Broadband/Fixed Network strategic business area expects the downward earnings trend to continue in 2007.

Business Customers

The Business Services unit will focus on safeguarding its telecommunications business in a highly competitive market. The focus in the core telecommunications business (voice, data, IP) is on winning back customers. The Enterprise Services unit plans to expand its market share in the telecommunications business through integrated IT and telecommunications sales activities. In the IT business, growth is to be generated mainly by expanding the outsourcing business. The Business Customers strategic business area expects the ongoing intense pressure on prices and from competition to continue to have a negative impact on revenues in 2007.

Corporate Governance

In the most recent Declaration of Conformity released on December 11, 2006 pursuant to § 161 of the German Stock Corporation Act, the Board of Management and Supervisory Board of Deutsche Telekom AG declared that Deutsche Telekom had complied with the recommendations of the Government Commission for a German Corporate Governance Code, published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) on July 24, 2006, without exception. The full text of the Declaration of Conformity can be found on the our website (www.telekom.com) under Investor Relations in the Corporate Governance section.

Deutsche Telekom AG shares are listed as American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE). As a result, we are subject to the NYSE listing rules as well as to U.S. capital market legislation, in particular the Sarbanes-Oxley Act of 2002 and associated regulations of the Securities and Exchange Commission (SEC) for listed foreign entities. A general summary of the main differences between German corporate governance rules and those of the NYSE that apply to companies listed on the NYSE is included in our Annual Report on Form 20-F for the 2006 financial year, which is available on our website (www.telekom.com) under Investor Relations in the Publications section. This summary of the differences between the German rules and those of the NYSE can also be found on our website (www.telekom.com) under Investor Relations in the Corporate Governance section.

Other disclosures

On September 29, 2007, the Supervisory Board appointed Mr. Reinhard Clemens to the Board of Management effective December 1, 2007, when he will assume responsibility for the Business Customers board department and will head T-Systems. On September 29, 2007, the Supervisory Board also added its approval to that of the Board of Management for a change in the distribution of responsibilities, whereby the areas Technology, IT and Processes as well as Procurement and Infrastructure, for which Mr. Akhavan had been responsible on a temporary basis, are permanently assigned to Mr. Akhavan’s board department of T-Mobile, Product Development and Technology and IT strategy.

On September 29, 2007, the Supervisory Board also added its approval to that of the Board of Management for a change in the distribution of responsibilities, whereby the areas Technology, IT and Processes as well as Procurement and Infrastructure, for which Mr. Akhavan had been responsible on a temporary basis, are permanently assigned to Mr. Akhavan’s board department of T-Mobile, Product Development and Technology and IT strategy.

Regulatory Matters

Regulation in Germany

On August 28, 2007, the Federal Network Agency (BNetzA) announced its initial partial decision on the IP bitstream access standard offer. As a result of this decision, we must offer bitstream access for SDSL lines and, starting April 1, 2008, stand-alone bitstream access. We submitted a corresponding standard offer on September 28, 2007. It is currently being assessed by the Federal Network Agency, which will probably reach a decision before the end of this year. An application for the pricing of IP bitstream access also has to be submitted.

EU regulation

The fundamental principles of sector-specific regulation of the European telecommunications markets are defined by the European Union (EU). The directives and recommendations adopted in 2002 are currently being reviewed (2006 Review). The Commission’s proposals published to date concerning the 2006 Review show that it is no longer considering a reduction in sector-specific regulation and its transition into general competition law, but instead intends to introduce additional regulatory remedies and extend authority at the EU level. An initial draft of the revised directives is to be published in November 2007. Adoption to national law is unlikely before 2010.

Although the draft of the revised Markets Recommendation (which prescribes which telecommunications markets may potentially be subjected to sector-specific regulation) provides for a reduction in the number of regulated markets, it effectively no longer includes only those markets that are already largely unregulated in many European countries. However, the Commission is proposing to extend regulation to new fiber-optic subscriber-line networks. After adoption by the EU Commission, the Markets Recommendation is expected to come into force before the end of this year.

The Austrian regulatory authority decided in 2005 that interconnection charges should be lowered gradually from November 2005, leading to a standard charge of EUR 6.79 for all providers by January 1, 2009. This decision was reversed by the Austrian Administrative Court in two rulings in February and April 2007. As a result of this decision, there was no legal basis for the procedure followed to date, meaning that the regulatory authority had to develop a new regulation. The regulatory authority published a draft of the new regulations in September 2007 which proposes a sliding scale for reducing charges. Beginning January 1, 2009 at the latest, the standard interconnection charge for all providers will be EUR 5.72. The regulatory authority published the relevant decisions on October 15, 2007 following a national public consultation and Europe-wide coordination.

Interim consolidated financial statements.

Consolidated income statement (unaudited).

			Third quarter of 2007			First three quarters of 2007
			Q3 2007	Q3 2006 [a]	Change	Q1 - Q3 2007	Q1 - Q3 2006 [a]	Change	FY 2006
			millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Net revenue			15,693	15,480	1.4	46,721	45,452	2.8	61,347
Cost of sales			(8,607)	(8,371)	(2.8)	(25,817)	(24,249)	(6.5)	(34,755)
Gross profit			7,086	7,109	(0.3)	20,904	21,203	(1.4)	26,592
Selling expenses			(4,064)	(3,877)	(4.8)	(12,076)	(11,665)	(3.5)	(16,410)
General and administrative expenses			(996)	(1,169)	14.8	(3,224)	(3,347)	3.7	(5,264)
Other operating income			362	256	41.4	1,250	862	45.0	1,257
Other operating expenses			(477)	(330)	(44.5)	(1,105)	(661)	(67.2)	(888)
Profit from operations			1,911	1,989	(3.9)	5,749	6,392	(10.1)	5,287
Finance costs			(606)	(651)	6.9	(1,949)	(1,911)	(2.0)	(2,540)
Interest income			68	79	(13.9)	184	246	(25.2)	297
Interest expense			(674)	(730)	7.7	(2,133)	(2,157)	1.1	(2,837)
Share of profit (loss) of associates and joint ventures accounted for using the equity method			34	6	n.a.	50	(11)	n.a.	24
Other financial income (expense)			(127)	(56)	n.a.	(331)	(81)	n.a.	(167)
Profit (loss) from financial activities			(699)	(701)	0.3	(2,230)	(2,003)	(11.3)	(2,683)
Profit before income taxes			1,212	1,288	(5.9)	3,519	4,389	(19.8)	2,604
Income taxes			(778)	787	n.a.	(1,768)	10	n.a.	970
Profit after income taxes			434	2,075	(79.1)	1,751	4,399	(60.2)	3,574
Profit (loss) attributable to minority interests			175	120	45.8	425	336	26.5	409
Net profit (profit (loss) attributable to equity holders of the parent)			259	1,955	(86.8)	1,326	4,063	(67.4)	3,165

Earnings per share
			Third quarter of 2007			First three quarters of 2007
			Q3 2007	Q3 2006 [a]	Change %	Q1 - Q3 2007	Q1 - Q3 2006 [a]	Change %	FY 2006
Earnings per share/ADS
Basic	(	€)	0.06	0.45	(86.7)	0.31	0.94	(67.0)	0.74
Diluted	(	€)	0.06	0.45	(86.7)	0.31	0.94	(67.0)	0.74

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Consolidated balance sheet (unaudited).

	Sept. 30, 2007	Dec. 31, 2006	Change	Change	Sept. 30, 2006 [a]
	millions of €	millions of €	millions of €	%	millions of €
Assets
Current assets	16,105	15,951	154	1.0	15,736
Cash and cash equivalents	3,450	2,765	685	24.8	1,916
Trade and other receivables	7,701	7,753	(52)	(0.7)	7,490
Current recoverable income taxes	234	643	(409)	(63.6)	624
Other financial assets	1,485	1,825	(340)	(18.6)	2,302
Inventories	1,149	1,129	20	1.8	1,239
Non-current assets and disposal groups held for sale	611	907	(296)	(32.6)	633
Other assets	1,475	929	546	58.8	1,532
Non-current assets	104,644	114,209	(9,565)	(8.4)	109,292
Intangible assets	54,300	58,014	(3,714)	(6.4)	52,058
Property, plant and equipment	42,621	45,869	(3,248)	(7.1)	45,320
Investments accounted for using the equity method	190	189	1	0.5	1,899
Other financial assets	634	657	(23)	(3.5)	1,146
Deferred tax assets	6,456	8,952	(2,496)	(27.9)	8,311
Other assets	443	528	(85)	(16.1)	558
Total assets	120,749	130,160	(9,411)	(7.2)	125,028

Liabilities and shareholders’ equity
Current liabilities	21,128	22,088	(960)	(4.3)	19,205
Financial liabilities	8,239	7,683	556	7.2	6,569
Trade and other payables	5,866	7,160	(1,294)	(18.1)	5,813
Income tax liabilities	567	536	31	5.8	630
Provisions	2,861	3,093	(232)	(7.5)	2,394
Other liabilities	3,595	3,616	(21)	(0.6)	3,799
Non-current liabilities	53,499	58,402	(4,903)	(8.4)	55,710
Financial liabilities	34,888	38,799	(3,911)	(10.1)	37,579
Provisions for pensions and other employee benefits	6,276	6,167	109	1.8	6,386
Other provisions	2,853	3,174	(321)	(10.1)	1,760
Deferred tax liabilities	6,941	8,083	(1,142)	(14.1)	8,112
Other liabilities	2,541	2,179	362	16.6	1,873
Liabilities	74,627	80,490	(5,863)	(7.3)	74,915

Shareholders’ equity	46,122	49,670	(3,548)	(7.1)	50,113
Issued capital	11,164	11,164	—	—	11,164
Capital reserves	51,515	51,498	17	0.03	51,489
Retained earnings including carryforwards	(16,917)	(16,977)	60	0.4	(17,266)
Other comprehensive income	(4,027)	(2,275)	(1,752)	(77.0)	(2,318)
Net profit	1,326	3,165	(1,839)	(58.1)	4,063
Treasury shares	(5)	(5)	—	—	(5)
Equity attributable to equity holders of the parent	43,056	46,570	(3,514)	(7.5)	47,127
Minority interests	3,066	3,100	(34)	(1.1)	2,986
Total liabilities and shareholders’ equity	120,749	130,160	(9,411)	(7.2)	125,028

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Consolidated cash flow statement (unaudited)

	Third quarter of 2007		First three quarters of 2007
	Q3 2007	Q3 2006 [a]	Q1 - Q3 2007	Q1 -Q3 2006 [a]	FY 2006
	millions of €	millions of €	millions of €	millions of €	millions of €
Profit after income taxes	434	2,075	1,751	4,399	3,574
Depreciation, amortization and impairment losses	3,009	2,752	8,527	7,986	11,034
Income tax expense (benefit)	778	(787)	1,768	(10)	(970)
Interest income and interest expenses	606	651	1,949	1,911	2,540
Other financial (income) expense	127	56	331	81	167
Share of (profit) loss of associates and joint ventures accounted for using the equity method	(34)	(6)	(50)	11	(24)
Profit on the disposal of fully consolidated subsidiaries	(122)	0	(331)	0	0
Other non-cash transactions	22	(16)	6	36	32
Profit on the disposal of intangible assets and property, plant and equipment	47	(10)	(96)	(94)	(72)
Change in assets carried as working capital	(18)	147	(867)	(728)	(17)
Change in provisions	288	161	96	(552)	1,585
Change in other liabilities carried as working capital	74	(163)	(1,219)	(591)	353
Income taxes received (paid)	403	(538)	356	(1,021)	(1,248)
Dividends received	6	3	15	16	27
Cash generated from operations	5,620	4,325	12,236	11,444	16,981
Interest paid	(816)	(1,038)	(2,996)	(3,149)	(4,081)
Interest received	333	276	1,112	963	1,322
Net cash from operating activities	5,137	3,563	10,352	9,258	14,222
Cash outflows for investments in
Intangible assets	(322)	(322)	(762)	(805)	(4,628)
Property, plant and equipment	(1,364)	(1,628)	(4,531)	(5,114)	(7,178)
Non-current financial assets	(13)	(55)	(94)	(554)	(624)
Investments in fully consolidated subsidiaries	(5)	(48)	(7)	(1,716)	(2,265)
Proceeds from disposal of
Intangible assets	8	(11)	29	21	35
Property, plant and equipment	107	65	628	469	532
Non-current financial assets	4	10	93	228	249
Investments in fully consolidated subsidiaries and business units	317	0	785	(26)	(21)
Net change in short-term investments and marketable securities and receivables	82	(1,051)	344	(1,414)	(348)
Other	15	0	47	(57)	(57)
Net cash used in investing activities	(1,171)	(3,040)	(3,468)	(8,968)	(14,305)
Proceeds from issue of current financial liabilities	8,021	1,875	28,138	2,225	3,817
Repayment of current financial liabilities	(10,401)	(5,712)	(31,705)	(6,718)	(9,163)
Proceeds from issue of non-current financial liabilities	217	603	1,513	5,673	7,871
Repayment of non-current financial liabilities	(180)	(191)	(237)	(371)	(492)
Dividend payments	(217)	(106)	(3,719)	(3,182)	(3,182)
Share buy-back	—	(709)	—	(709)	(709)
Proceeds from the exercise of stock options	—	3	11	10	16
Repayment of lease liabilities	(45)	(41)	(144)	(169)	(219)
Net cash used in financing activities	(2,605)	(4,278)	(6,143)	(3,241)	(2,061)
Effect of exchange rate changes on cash and cash equivalents	(57)	4	(56)	(108)	(66)
Net increase (decrease) in cash and cash equivalents	1,304	(3,751)	685	(3,059)	(2,210)
Cash and cash equivalents, at the beginning of the period	2,146	5,667	2,765	4,975	4,975
Cash and cash equivalents, at end of the period	3,450	1,916	3,450	1,916	2,765

The presentation of cash generated from operations has been changed to increase transparency and to disclose individual components. Net cash from operating activities is unchanged with the exception of the change in current finance lease receivables which will be classified as cash from investing activities from now on. Prior-year figures have been adjusted accordingly.

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Statement of recognized income and expense (unaudited).

	Q1 - Q3 2007	Q1 - Q3 2006	FY 2006
	millions of €	millions of €	millions of €
Fair value measurement of available-for-sale securities
Change in other comprehensive income (not recognized in income statement)	0	(3)	3
Recognition of other comprehensive income in income statement	(1)	(1)	(1)
Fair value measurement of hedging instruments
Change in other comprehensive income (not recognized in income statement)	(77)	242	385
Recognition of other comprehensive income in income statement	(5)	(6)	(8)
Revaluation due to business combinations	(137)	(3)	395
Exchange differences on translation of foreign subsidiaries	(1,659)	(1,421)	(1,747)
Other income and expense recognized directly in equity	120	5	80
Actuarial gains and losses from defined benefit plans and other employee benefits	0	(55)	314
Deferred taxes on items in other comprehensive income	29	(72)	(275)
Income and expense recognized directly in equity	(1,730)	(1,314)	(854)
Profit (loss) after income taxes	1,751	4,399	3,574
Recognized income and expense	21	3,085	2,720
Minority interests	428	316	517
Equity attributable to equity holders of the parent	(407)	2,769	2,203

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Selected explanatory notes.

Accounting policies.

The interim consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) applicable to interim financial reporting as adopted by the EU.

Statement of compliance

The interim consolidated financial statements for the period ended September 30, 2007 are in compliance with International Accounting Standards (IAS) 34. As permitted by IAS 34, it has been decided to publish a condensed version compared to the consolidated financial statements at December 31, 2006. All IFRSs issued by the International Accounting Standards Board (IASB), effective at the time of preparing this Interim Report and applied by Deutsche Telekom, have been adopted for use in the EU by the European Commission. As such, this Report is, consequently, also in compliance with IFRS as published by the IASB. Therefore, there are no differences and reconciliation between International Financial Reporting Standards as adopted by the E.U. (“E.U. GAAP”) and International Financial Reporting Standards as published by the IASB is not needed.

In the opinion of the Board of Management, the nine month financial report includes all standard adjustments to be applied on an ongoing basis that are required to give a true and fair view of the net assets, financial position and results of operations of the Group. Please refer to the notes to the consolidated financial statements as of December 31, 2006 for the accounting policies applied for the Group’s financial reporting.

In 2006 Deutsche Telekom changed its policy in accounting for actuarial gains and losses in the context of defined benefit pensions plans. Previously actuarial gains and losses arising from experience-based adjustments and changes in actuarial assumptions have been recognized at the balance sheet date only to the extent that the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed the higher of 10 percent of the present value of the defined benefit obligation at this point in time (prior to the deduction of the plan assets) and 10 percent of the fair value of any plan assets at this point in time. In this case they have been amortized prospectively to profit or loss over the expected average remaining working life of the employees participating in the plan. From its consolidated financial statements as of December 31, 2006 onwards, Deutsche Telekom recognizes actuarial gains and losses in the period in which they occur outside profit or loss in retained earnings including carryforwards in accordance with IAS 19.93A. Deutsche Telekom has adjusted comparative amounts disclosed for the prior periods reported as if the new accounting policy had always been applied.

Changes in the composition of the Group.

In the past year, Deutsche Telekom has acquired interests in various companies that were not yet, or only partially, included in the consolidated financial statements for the first nine months of 2006. These were primarily the tele.ring group and PTC, which were fully consolidated from May 1, 2006 and November 1, 2006, respectively. In addition, the gedas group, which was acquired in the first quarter of 2006, has been fully consolidated from March 31, 2006.

Furthermore, two companies assigned to the Broadband/Fixed Network strategic business area were sold and deconsolidated during the current reporting period, T-Online France effective June 30, 2007 and T-Online Spain effective July 31, 2007.

Effect of changes in the composition of the Group on the consolidated income statement for the first nine months of 2007

	Mobile Communications	Broadband/ Fixed Network	Business Customers	Group Headquarters & Shared Services	Total
	millions of €	millions of €	millions of €	millions of €	millions of €
Net revenue	1,553	(73)	144	1	1,625
Cost of sales	(1,323)	80	(120)	(9)	(1,372)
Gross profit (loss)	230	7	24	(8)	253
Selling expenses	(182)	32	(11)	0	(161)
General and administrative expenses	(122)	2	(30)	(1)	(151)
Other operating income	39	0	13	5	57
Other operating expenses	(3)	0	(10)	(12)	(25)
Profit (loss) from operations	(38)	41	(14)	(16)	(27)
Finance costs	(7)	0	(1)	0	(8)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	(107)	0	0	0	(107)
Other financial income (expense)	(2)	0	0	6	4
Profit (loss) from financial activities	(116)	0	(1)	6	(111)
Profit (loss) before income taxes	(154)	41	(15)	(10)	(138)
Income taxes	3	132	4	8	147
Profit (loss) after income taxes	(151)	173	(11)	(2)	9
Profit (loss) attributable to minority interests	0	0	0	6	6
Net profit (loss)	(151)	173	(11)	(8)	3

Selected notes to the consolidated income statement.

Cost of sales

	Third quarter of 2007			First three quarters of 2007
	Q3 2007	Q3 2006	Change	Q1 - Q3 2007	Q1 - Q3 2006	Change	FY 2006
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Cost of sales	(8,607)	(8,371)	(2.8)	(25,817)	(24,249)	(6.5)	(34,755)

Cost of sales rose by EUR 1.6 billion over the first nine months of the prior year. In addition to customer growth at T-Mobile UK and T-Mobile USA, changes in the composition of the Group were major drivers here.

Selling expenses

	Third quarter of 2007			First three quarters of 2007
	Q3 2007	Q3 2006	Change	Q1 - Q3 2007	Q1 - Q3 2006	Change	FY 2006
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Selling expenses	(4,064)	(3,877)	(4.8)	(12,076)	(11,665)	(3.5)	(16,410)

In addition to changes in the composition of the Group, the increase in selling expenses was mainly due to expenses incurred in connection with the marketing of complete packages in the Broadband/Fixed Network strategic business area.

General and administrative expenses

	Third quarter of 2007			First three quarters of 2007
	Q3 2007	Q3 2006	Change	Q1 - Q3 2007	Q1 - Q3 2006	Change	FY 2006
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
General and administrative expenses	(996)	(1,169)	14.8	(3,224)	(3,347)	3.7	(5,264)

The year-on-year decrease in general and administrative expenses was attributable in particular to higher expenses in the prior year in connection with staff-related measures. Changes in the composition of the Group had an offsetting effect.

Profit/loss from financial activities

	Third quarter of 2007			First three quarters of 2007
	Q3 2007	Q3 2006 [a]	Change	Q1 - Q3 2007	Q1 - Q3 2006 [a]	Change	FY 2006
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Profit (loss) from financial activities	(699)	(701)	0.3	(2,230)	(2,003)	(11.3)	(2,683)
Finance costs	(606)	(651)	6.9	(1,949)	(1,911)	(2.0)	(2,540)
Interest income	68	79	(13.9)	184	246	(25.2)	297
Interest expense	(674)	(730)	7.7	(2,133)	(2,157)	1.1	(2,837)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	34	6	n.a.	50	(11)	n.a.	24
Other financial income (expense)	(127)	(56)	n.a.	(331)	(81)	n.a.	(167)

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

The increase in the loss from financial activities compared with the first three quarters of 2006 was predominantly driven by other financial expense.

This included the income from the sale of Celcom (EUR 196 million) in the prior year, whereas in the first three quarters of 2007, gains of only EUR 18 million on the disposal of the remaining shares in Sireo were realized.

Income taxes

	Third quarter of 2007			First three quarters of 2007
	Q3 2007	Q3 2006 [a]	Change	Q1 - Q3 2007	Q1 - Q3 2006 [a]	Change	FY 2006
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Income taxes	(778)	787	n.a.	(1,768)	10	n.a.	970

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

Income tax expense increased compared with the prior year to EUR 1.8 billion, despite lower profits before income taxes. The major reason for this increase was the fact that in the prior year, deferred tax assets relating to loss carryforwards were recognized that had not been previously recognized and provisions for income taxes were reversed, creating significant favorable effects on income of EUR 1.3 billion and EUR 0.4 billion, respectively. Additionally, deferred tax assets and deferred tax liabilities were adjusted in the current period in response to changes in German tax rates (a decrease in total tax burden on domestic profits from around 39 percent to around 30 percent as a result of the 2008 corporate tax reform) and to more detailed information about the effects of a corporate reorganization on the state tax burden in the United States. The positive effect on income of approximately EUR 109 million from the United States was more than offset by the negative effect of approximately EUR 660 million resulting from tax rate cuts in Germany which, however, do not entail any additional tax payments or negative liquidity and interest effects.

Other disclosures

Personnel

	Third quarter of 2007			First three quarters of 2007
	Q3 2007	Q3 2006	Change	Q1 - Q3 2007	Q1 - Q3 2006	Change	FY 2006
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Personnel costs	(3,528)	(3,679)	4.1	(10,543)	(10,549)	0.1	(16,542)

The slight decrease in personnel costs is attributable to continuing workforce restructuring. This was partially offset by higher expenditures for staff-related measures (voluntary redundancy, severance and compensation payments) and the effect of changes in the composition of the Group.

Average number of employees

	Third quarter of 2007			First three quarters of 2007
	Q3 2007	Q3 2006	Change	Q1 - Q3 2007	Q1 - Q3 2006	Change	FY 2006
			%			%
Deutsche Telekom Group	241,768	250,234	(3.4)	244,368	247,683	(1.3)	248,480
Non-civil servants	204,017	207,612	(1.7)	205,429	204,287	0.6	205,511
Civil servants	37,751	42,622	(11.4)	38,939	43,396	(10.3)	42,969

Trainees and student interns	9,508	9,169	3.7	10,289	9,857	4.4	10,346

The reduction in the average number of employees was primarily caused by the sale of call centers and staff reduction in Germany and Eastern Europe. This trend was partially offset by an increase in headcount at T-Mobile USA as well as effects of changes in the composition of the Group.

Number of employees at balance sheet date

	Sept. 30, 2007	Dec. 31, 2006	Change	Change	Sept. 30, 2006
				%
Deutsche Telekom Group	241,589	248,800	(7,211)	(2.9)	250,483
Germany	151,882	159,992	(8,110)	(5.1)	166,635
International	89,707	88,808	899	1.0	83,848

Non-civil servants	204,419	208,420	(4,001)	(1.9)	207,990
Civil servants	37,170	40,380	(3,210)	(7.9)	42,493

Trainees and student interns	11,941	11,840	101	0.9	11,827

The reduction in the number of employees as of the balance sheet date was also attributable to the sale of call centers and workforce reductions in Germany and Eastern Europe. This was offset, in particular, by an increase in headcount at T-Mobile USA.

Depreciation, amortization and impairment losses

	Third quarter of 2007			First three quarters of 2007
	Q3 2007	Q3 2006	Change	Q1 - Q3 2007	Q1 - Q3 2006	Change	FY 2006
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Amortization and impairment of intangible assets	(953)	(655)	(45.5)	(2,531)	(1,902)	(33.1)	(2,840)
of which: UMTS licenses	(227)	(223)	(1.8)	(682)	(667)	(2.2)	(893)
of which: U.S. mobile communications licenses	(2)	—	n.a.	(9)	—	n.a.	(33)
of which: goodwill	(181)	—	n.a.	(181)	(10)	n.a.	(10)
Depreciation and impairment of property, plant and equipment	(2,056)	(2,097)	2.0	(5,996)	(6,084)	1.4	(8,194)
Total depreciation, amortization and impairment losses	(3,009)	(2,752)	(9.3)	(8,527)	(7,986)	(6.8)	(11,034)

n.a. - not applicable

The increase in depreciation, amortization and impairment losses was predominantly attributable to higher amortization of intangible assets following the acquisition, in 2006, of tele.ring and PTC in the Mobile Communications strategic business area. This relates primarily to the amortization of the customer base and brand names totaling EUR 0.4 billion. In addition, goodwill at T-Mobile Netherlands (formerly Ben Nederland) was impaired by EUR 0.2 billion in the third quarter of 2007. This was not the result of an impairment test, but the recognition of deferred tax assets for tax loss carryforwards that were acquired by the Group in connection with the acquisition of Ben Nederland, but were not considered to meet the criteria for recognition at the time of acquisition. Based on an assessment of all available information, we determined that it had become probable that a part of the previously unrecognized loss carryforwards would be realizable in the near term and deferred taxes would have to be recognized as required by IFRS 3.65 in conjuncttion with IAS 12.68, also taking into account the accounting interpretation IDW RS HFA 19 of the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer – IDW), that the carrying amount of goodwill be impaired accordingly.

Earnings per share

Basic and diluted earnings per share are calculated in accordance with IAS 33 as follows:

		Third quarter of 2007		First three quarters of 2007
		Q3 2007	Q3 2006	Q1 - Q3 2007	Q1 - Q3 2006	FY 2006
Calculation of basic earnings per share
Net profit [a]	(millions of €)	259	1,955	1,326	4,063	3,165
Adjustment for the financing costs of the mandatory convertible bond (after taxes)	(millions of €)	—	—	—	38	38
Adjusted net profit (basic) [a]	(millions of €)	259	1,955	1,326	4,101	3,203

Number of ordinary shares issued	(millions)	4,361	4,399	4,361	4,291	4,309
Treasury shares held by Deutsche Telekom AG	(millions)	(2)	(2)	(2)	(2)	(2)
Shares reserved for outstanding options granted to T-Mobile USA and Powertel	(millions)	(20)	(22)	(20)	(22)	(22)
Effect from the potential conversion of the mandatory convertible bond	(millions)	—	—	—	91	68
Adjusted weighted average number of ordinary shares outstanding (basic)	(millions)	4,339	4,375	4,339	4,358	4,353
Basic earnings per share/ADS [a]	(€)	0.06	0.45	0.31	0.94	0.74

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

The calculation of basic earnings per share is based on the time-weighted total number of all ordinary shares outstanding. The number of ordinary shares issued already includes all shares newly issued in the reporting period in line with their time weighting.

		Third quarter of 2007		First three quarters of 2007
		Q3 2007	Q3 2006	Q1 - Q3 2007	Q1 - Q3 2006	FY 2006
Calculation of diluted earnings per share
Adjusted net profit (basic) [a]	(millions of €)	259	1,955	1,326	4,101	3,203
Dilutive effects on profit from stock options (after taxes)	(millions of €)	—	—	—	—	—
Net profit (diluted) [a]	(millions of €)	259	1,955	1,326	4,101	3,203

Adjusted weighted average number of ordinary shares outstanding (basic)	(millions)	4,339	4,375	4,339	4,358	4,353
Dilutive potential ordinary shares from stock options and warrants	(millions)	0	0	1	1	1
Weighted average number of ordinary shares outstanding (diluted)	(millions)	4,339	4,375	4,340	4,359	4,354
Diluted earnings per share/ADS [a]	(€)	0.06	0.45	0.31	0.94	0.74

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

Selected notes to the consolidated balance sheet.

Cash and cash equivalents

In the reporting period, cash and cash equivalents increased from EUR 2.8 billion to EUR 3.5 billion. The increase was attributable to proceeds from the disposal of T-Online France und T-Online Spain as well as to positive earnings results. This was partially offset by dividend payments of EUR 3.7 billion as well as the repayment of the euro tranche of the 2002 global bond amounting to EUR 2.5 billion.

Detailed information can be found in the consolidated cash flow statement.

Non-current assets and disposal groups held for sale

As of September 30, 2007, current assets included EUR 611 million in non-current assets and disposal groups held-for sale. These items included in particular Deutsche Telekom AG’s real estate portfolio in the amount of EUR 479 million as well as the subsidiary Vivento Technical Services that is assigned to the Group Headquarters & Shared Services area.

The subsidiaries T-Online France and T-Online Spain were sold in the second and third quarters of 2007, respectively. The sales are part of the “Focus, fix and grow” strategy. Effective September 1, 2007, Deutsche Telekom also sold its radio relay business unit to the Swedish telecommunications and network equipment supplier Ericsson under a managed services partnership agreement. Prior to the disposal, this unit was assigned to the Broadband/Fixed Network strategic business area.

Deutsche Telekom AG real estate portfolio

The real estate portfolio held for sale by Group Headquarters & Shared Services relates to land and buildings not required for operations. These properties are scheduled to be sold within twelve months via the customary channels.

Vivento Technical Services

The transfer of operations of Vivento Technical Services GmbH to Nokia Siemens Networks as part of a strategic partnership for managed services and network modernization between Deutsche Telekom AG and Nokia Siemens Networks is planned for the end of this year. Nokia Siemens Networks is one of the world’s leading providers of infrastructure products and services for the communications industry. The company is headquartered in Espoo, Finland. The transfer of operations provides for the transfer of the operating assets of Vivento Technical Services GmbH as well as continued support by Deutsche Telekom in order to ensure a successful transition of Vivento Technical Services GmbH to Nokia Siemens Networks.

Sale of T-Online France

In the second quarter of 2007, Deutsche Telekom AG sold its subsidiary T-Online France S.A.S., which was a part of the Broadband/Fixed Network strategic business area, to the French telecommunications company Neuf Cegetel. The net disposal proceeds amount to EUR 0.5 billion. Neuf Cegetel has acquired the company, which provides Internet services in France under the Club Internet brand. The company was deconsolidated effective June 30, 2007. The gain on the disposal in the amount of EUR 0.2 billion has been included in other operating income.

Sale of T-Online Spain

In the third quarter of 2007, Deutsche Telekom AG sold its subsidiary T-Online Spain S.A.U., which was a part of the Broadband/Fixed Network strategic business area, to France Télécom España S.A. for EUR 0.3 billion. Besides the net proceeds from the sale of the shares (EUR 0.1 billion) the sale price also included the take-over, by France Télécom España, of a shareholders’ loan issued by Deutsche Telekom AG in the amount of EUR 0.2 billion. France Télécom España acquired all of the shares in the company, which provides Internet services in Spain under the Ya.com brand. The company was deconsolidated effective July 31, 2007. The EUR 0.1 billion gain on the disposal has also been included in other operating income.

Intangible assets and property, plant and equipment

	Sept. 30, 2007	Dec. 31, 2006	Change	Change	Sept. 30, 2006
	millions of €	millions of €	millions of €	%	millions of €
Intangible assets	54,300	58,014	(3,714)	(6.4)	52,058
of which: UMTS licenses	12,236	13,101	(865)	(6.6)	13,016
of which: U.S. mobile communications licenses	16,959	18,176	(1,217)	(6.7)	15,908
of which: goodwill	20,203	20,955	(752)	(3.6)	19,241
Property, plant and equipment	42,621	45,869	(3,248)	(7.1)	45,320

The decrease in the carrying amounts of intangible assets and property, plant and equipment is primarily attributable to exchange rate effects totaling approximately EUR 2.4 billion, as well as amortization, depreciation and impairment losses that exceeded the level of investments by EUR 3.5 billion. The decrease is further attributable to the deconsolidation of the two subsidiaries T-Online France and T-Online Spain in the Broadband/Fixed Network business area.

Deutsche Telekom performed its annual goodwill impairment tests at September 30, 2007. These tests did not result in any impairment of goodwill. On the basis of information currently available and expectations with respect to the market and competitive environment, the value for the cash generating unit T-Mobile UK also falls within the range of reasonable values.

The measurements of the cash generating units are founded on projections that are based on ten-year financial plans that have been approved by management and are also used for internal purposes. The chosen planning horizon reflects the assumptions about market developments over the short to intermediate term. Cash flows beyond the ten-year period are extrapolated using appropriate growth rates. Key assumptions used by management to determine fair value less costs to sell include average revenue per user (ARPU), customer acquisition and retention costs, churn rates, capital expenditure, market share, growth rates and discount rates. Any significant future changes in the market and competitive environments could have an adverse effect on the value of the cash-generating units.

Additions to assets

	Third quarter of 2007			First three quarters of 2007
	Q3 2007	Q3 2006	Change	Q1 -Q3 2007 [a]	Q1 -Q3 2006	Change	FY 2006
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Additions to assets	1,880	2,031	(7.4)	4,991	6,672	(25.2)	13,417
Intangible assets	343	333	3.0	796	1,781	(55.3)	6,121
Property, plant and equipment	1,537	1,698	(9.5)	4,195	4,891	(14.2)	7,296

a	These include investments totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.

Additions to assets in the 2007 reporting period predominantly relate to network expansion in the Mobile Communications strategic business area in the United States, the United Kingdom and Germany. In addition, investments were made in the Broadband/Fixed Network business area in the expansion of the access network, in VDSL as the foundation for Entertain, and in ADSL2+ technology.

The level of investments decreased compared with the first nine months of 2006. In the prior year, the acquisition of the gedas group and tele.ring generated goodwill totaling EUR 0.9 billion. In the Broadband/Fixed Network business area, investments in the expansion of the high-speed network have decreased after the completion of construction activities in the first cities, but remain a significant focus of investment activities.

Statement of changes in equity

	Equity attributable to equity holders of the parent
	Equity contributed	Consolidated shareholders’ equity generated			Other comprehensive income	Treasury shares
	Issued capital	Capital reserves	Retained earnings incl. carryforwards	Net profit (loss)
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Balance at Jan. 1, 2006	10,747	49,561	(19,748)	5,589	(1,055)	(6)
Changes in the composition of the Group
Profit (loss) after income taxes				4,063
Unappropriated net profit (loss) carried forward			5,589	(5,589)
Dividends			(3,005)
Mandatory convertible bond	417	1,793	(71)
T-Online merger	161	631
Share buy-back/retirement	(161)	(548)
Sale of treasury shares (anniversary campaign)		(1)				1
Proceeds from the exercise of stock options		53
Actuarial gains and losses			(34)
Change in other comprehensive income (not recognized in income statement)			3		(1,258)
Recognition of other comprehensive income in income statement					(5)
Balance at Sept. 30, 2006	11,164	51,489	(17,266)	4,063	(2,318)	(5)

Balance at Jan. 1, 2007	11,164	51,498	(16,977)	3,165	(2,275)	(5)
Changes in the composition of the Group
Profit (loss) after income taxes				1,326
Unappropriated net profit (loss) carried forward			3,165	(3,165)
Dividends			(3,124)
Proceeds from the exercise of stock options		17
Actuarial gains and losses			(105)
Change in other comprehensive income (not recognized in income statement)			124		(1,746)
Recognition of other comprehensive income in income statement					(6)
Balance at Sept. 30, 2007	11,164	51,515	(16,917)	1,326	(4,027)	(5)

	Equity attributable to equity holders of the parent	Minority interests			Total [a] (consolidated shareholders’ equity)
	Total (equity attributable to equity holders of the parent)	Minority interest capital	Other comprehensive income	Total (minority interest in shareholders’ equity)
	millions of €	millions of €	millions of €	millions of €	millions of €
Balance at Jan. 1, 2006	45,088	3,408	103	3,511	48,599
Changes in the composition of the Group	0	(80)		(80)	(80)
Profit (loss) after income taxes	4,063	336		336	4,399
Unappropriated net profit (loss) carried forward	0			0	0
Dividends	(3,005)	(154)		(154)	(3,159)
Mandatory convertible bond	2,139			0	2,139
T-Online merger	792	(607)		(607)	185
Share buy-back/retirement	(709)			0	(709)
Sale of treasury shares (anniversary campaign)	0			0	0
Proceeds from the exercise of stock options	53			0	53
Actuarial gains and losses	(34)			0	(34)
Change in other comprehensive income (not recognized in income statement)	(1,255)	2	(22)	(20)	(1,275)
Recognition of other comprehensive income in income statement	(5)			0	(5)
Balance at Sept. 30, 2006	47,127	2,905	81	2,986	50,113

Balance at Jan. 1, 2007	46,570	2,895	205	3,100	49,670
Changes in the composition of the Group	0			0	0
Profit (loss) after income taxes	1,326	425		425	1,751
Unappropriated net profit (loss) carried forward	0			0	0
Dividends	(3,124)	(462)		(462)	(3,586)
Proceeds from the exercise of stock options	17			0	17
Actuarial gains and losses	(105)			0	(105)
Change in other comprehensive income (not recognized in income statement)	(1,622)	2	1	3	(1,619)
Recognition of other comprehensive income in income statement	(6)			0	(6)
Balance at Sept. 30, 2007	43,056	2,860	206	3,066	46,122

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

The decrease in shareholders’ equity is mainly attributable to Deutsche Telekom AG’s dividend payment for the 2006 financial year totaling EUR 3.1 billion, in addition to negative exchange rate effects on the currency translation of financial statements prepared in foreign currencies recognized in other comprehensive income. This was to a certain extent offset by the profit for the period.

A total of 1,881,508 treasury shares were held at September 30, 2007. Treasury shares accounted for 0.04 percent of capital stock.

Stock-based compensation plans.

Stock-based compensation plans exist at Deutsche Telekom AG (including the former T-Online International AG’s plans issued prior to the merger), T-Mobile USA, T-Mobile UK and Magyar Telekom.

Stock-based compensation plans currently in existence within the Group are summarized below. Details of plans, to which no more changes are being made, can be found in Note 42 to the consolidated financial statements in the 2006 Annual Report.

Stock option plans (SOPs).

Deutsche Telekom AG stock option plans

The following table provides an overview of the development of the total stock options issued by Deutsche Telekom AG held under the 2001 plan:

	SOP 2001		SAR 2001
	Stock options thousands	Weighted average exercise price €	SARs [a] thousands	Weighted average exercise price €
Outstanding stock options at Jan. 1, 2007	10,790	24.62	149	29.78
Granted	0	—	0	—
Exercised	83	12.36	0	—
Forfeited	662	28.72	5	30.00
Outstanding at Sept. 30, 2007	10,045	24.45	144	29.77
Exercisable as of Sept. 30, 2007	10,045	24.45	144	29.77

a	SARs: Stock appreciation rights represent an entitlement to cash compensation rather than shares.

T-Online International AG stock option plans (prior to merger)

The following table provides an overview of the development of total stock options issued by the former T-Online International AG (prior to merger) held under the 2001 plan. The options are converted into shares of Deutsche Telekom when exercised.

	SOP 2001
	Stock options thousands	Weighted average exercise price €
Outstanding stock options at Jan. 1, 2007	3,392	10.30
Granted	0	—
Exercised	0	—
Forfeited	256	10.32
Outstanding at Sept. 30, 2007	3,136	10.30
Exercisable as of Sept. 30, 2007	3,118	10.30

T-Mobile USA (VoiceStream/ Powertel) stock option plan

The following table provides an overview of the development of total stock options issued by T-Mobile USA, including performance options, and Powertel, which were combined in 2004. The options are converted into American Depository Shares (ADSs) when exercised.

	Stock options thousands	Weighted average exercise price USD
Outstanding stock options at Jan. 1, 2007	10,234	20.39
Granted	0	—
Exercised	1,394	9.48
Forfeited	661	26.63
Expired	0	—
Outstanding at Sept. 30, 2007	8,179	21.75
Exercisable as of Sept. 30, 2007	8,179	21.75

Magyar Telekom stock option plan

The following table provides an overview of the development of the total stock options issued by Magyar Telekom. This stock option plan expired on June 30, 2007.

	SOP 2002
	Stock options thousands	Weighted average exercise price HUF
Outstanding stock options at Jan. 1, 2007	1,307	944.00
Granted	0	—
Exercised	414	944.00
Forfeited	893	944.00
Outstanding at Sept. 30, 2007	0	—
Exercisable as of Sept. 30, 2007	0	—

Mid-term incentive plan/long-term incentive plan.

Mid-term incentive plans (MTIPs) exist at Deutsche Telekom AG (including the plans at the former T-Online International AG issued prior to the merger), T-Mobile USA, T-Mobile UK and Magyar Telekom to ensure competitive total compensation for members of the Board of Management, senior executives and other beneficiaries at the Deutsche Telekom Group.

Additionally, T-Mobile USA and PTC have established performance cash plan programs with long-term incentive plans (LTIPs).

The most important changes to the Group’s MTIPs and LTIPs since year-end 2006 are detailed below. Details of the plans can be found in Note 42 to the consolidated financial statements in the 2006 Annual Report.

Deutsche Telekom AG MTIP

The Deutsche Telekom AG MTIP launched for 2007 became effective during the second quarter of 2007 and will remain in force until the end of 2009.

The absolute performance target will be met if at the end of the term of the three-year plan, Deutsche Telekom’s share price has risen by at least 30 percent since the beginning of the plan. The relative performance target will be met if the total return of the T-Share outperforms the Dow Jones Euro STOXX Total Return Index on a percentage basis during the term of the plan. The weighting of the two targets, which are independent of each other, is 50 percent each and the payment upon target achievement is structured in the same way.

T-Mobile USA LTIP

The T-Mobile USA LTIP, launched at the beginning of 2007, became effective during the second quarter of 2007 and, similar to the LTIP for 2004 to 2006, will award customer growth and the development of the company performance.

T-Mobile UK MTIP

The T-Mobile UK MTIP launched for 2007 became effective during the second quarter of 2007 and is based on the same terms and conditions as the MTIP of Deutsche Telekom AG. In addition to the two performance targets in the plan of Deutsche Telekom AG, however, T-Mobile UK has introduced a third performance target for a defined group of participants, which is based on the cash contribution (EBITDA less payments for investments in intangible assets (excluding goodwill) and property, plant and equipment). The third performance target can only be achieved after the two other performance targets have been met.

Magyar Telekom MTIP

The Magyar Telekom MTIP launched for 2007 became effective during the second quarter of 2007 and is also based on the same terms and conditions as the MTIP of Deutsche Telekom AG. However, performance is measured in terms of the development of Magyar Telekom’s shares and the Dow Jones EURO STOXX Total Return Index.

Polska Telefonia Cyfrowa (PTC) LTIP

The bonus of PTC’s LTIP for 2007, which also became effective during the second quarter of 2007, is based on the achievement of the EBITDA target and is separately calculated for each cycle.

An expense of only EUR 10 million was recognized in the first nine months of 2007 for the MTIPs linked to the performance of the T-Share due to a sustained shortfall in the expectations for the performance of the T-Share relative to the defined performance targets. Expenditures for LTIPs at T-Mobile USA and PTC amounted to EUR 59 million.

Contingencies and other financial obligations.

Contingencies and other financial obligations increased by EUR 3.9 billion to EUR 36.4 billion compared with December 31, 2006. This increase is primarily due to a rise in purchase commitments for interests in other companies as well as in purchase commitments and lease obligations. The purchase of interests in other companies relates to T-Mobile USA, which is expected to acquire the regional mobile communications provider SunCom Wireless Holdings, Inc. in the first half of 2008. The total value of the transaction, including net debt of EUR 0.5 billion, is EUR 1.7 billion. In addition, T-Mobile Netherlands has concluded a contract with France Télécom for the acquisition of the Dutch telecommunications provider, Orange Nederland. The purchase price is approximately EUR 1.3 billion. These developments were partially offset by a decrease in the present value of the payments to be made by Deutsche Telekom to the special pension fund or its successors pursuant to the provisions of the German Posts and Telecommunications Reorganization Act (Postneuordnungsgesetz—PTNeuOG). The decrease in the present value is the result of the pre-payment of the annual obligation of EUR 0.8 billion and, in an offsetting effect, interest added to the present value amounting to EUR 0.3 billion.

Executive bodies.

The Supervisory Board of Deutsche Telekom appointed Mr. Thomas Sattelberger as the new Chief Human Resources Officer (CHRO) and Labor Director effective May 3, 2007. He succeeded Dr. Karl-Gerhard Eick, the Chief Financial Officer and Deputy Chairman of the Deutsche Telekom Board of Management, who took over as acting CHRO at the start of 2007 following the departure of Dr. Heinz Klinkhammer from the Board of Management at the end of 2006.

On May 3, 2007, the Deutsche Telekom AG shareholders’ meeting confirmed the appointment of the following shareholders’ representatives to the Supervisory Board:

        Mr. Lawrence H. Guffey, London, Senior Managing Director, The Blackstone Group International Limited (Mr. Guffey’s election at the shareholders’ meeting confirmed his appointment as member of the Supervisory Board by the Bonn District Court).

Mr. Ulrich Hocker, Düsseldorf, Manager-in-Chief of the Deutsche Schutzvereinigung für Wertpapierbesitz e. V. (Mr. Hocker’s election at the shareholders’ meeting confirmed his appointment as member of the Supervisory Board by the Bonn District Court).

By order of the Bonn District Court of April 16, 2007, Ms. Sylvia Kühnast was appointed to the Supervisory Board as employees’ representative with effect from the end of the shareholders’ meeting. She succeeds Ms. Ursula Steinke, whose term in office expired at the end of the 2007 shareholders’ meeting.

Effective at the end of May 31, 2007, Mr. Lothar Pauly, Member of the Board of Management responsible for Business Customers and Production, left the Deutsche Telekom Board of Management. Dr. Karl-Gerhard Eick and Mr. Hamid Akhavan have temporarily taken over responsibility for Business Customers and Production on Deutsche Telekom’s Board of Management. Dr. Eick has assumed temporary responsibility for direct sales, business customers and billing.

On September 29, 2007, the Supervisory Board appointed Mr. Reinhard Clemens to the Board of Management effective December 1, 2007, when he will assume responsibility for the Business Customers board department and will head T-Systems. On September 29, 2007, the Supervisory Board also added its approval to that of the Board of Management for a change in the distribution of responsibilities, whereby the areas Technology, IT and Processes as well as Procurement and Infrastructure, for which Mr. Akhavan had been responsible on a temporary basis, are permanently assigned to Mr. Akhavan’s board department of T-Mobile, Product Development and Technology and IT strategy.

Significant events after the balance sheet date (September 30, 2007).

Group

Deutsche Telekom concludes agreement with Télédiffusion de France on sale of T-Systems Media&Broadcast GmbH

On November 8, 2007, we concluded an agreement with Télédiffusion de France on the sale of our subsidiary, T-Systems Media&Broadcast GmbH. The transaction has an enterprise value of EUR 0.85 billion. The sale of Media&Broadcast is part of our “Focus, fix and grow” strategy to divest certain noncurrent assets announced in March 2007. Media&Broadcast plans, creates, markets and operates specific services for customers in the broadcasting and media industries. The transaction is subject to approval of the responsible anti-trust authorities and is expected to be completed in the first quarter of 2008.

Deutsche Telekom takes over Aareal Bank’s shares in ImmobilienScout24.

Deutsche Telekom AG has exercised its preemptive right through the Group subsidiary Scout24 Verwaltungs GmbH to purchase Aareal Bank’s shares in ImmobilienScout GmbH. Acquiring the shares as of October 24, 2007 will increase the interest in the leading German online real estate broker from the current 33.1 percent to 99.3 percent. The purchase price was EUR 357 million.

Strategic partnership between Nokia Siemens Networks and Deutsche Telekom AG.

The strategic partnership agreement signed between Nokia Siemens Networks and Deutsche Telekom AG in October 2007 provides for the transfer of operations of Vivento Technical Services GmbH, a business model of the internal personnel service provider Vivento, and at the same time marked the continuation of the staff restructuring program. The transfer of operations of Vivento Technical Services GmbH to Nokia Siemens Networks is planned for the end of this year. In addition to Nokia Siemens Networks taking over Vivento Technical Services, the agreement covers contracts governing managed services worth around EUR 300 million for the next five years and contracts covering a series of investments from several European T-Mobile national companies worth up to EUR 150 million. Further support from Deutsche Telekom should enable everything to run smoothly. Under the terms of the contract, Nokia Siemens Networks will become the preferred partner for forthcoming managed services.

Successful offering in Croatia.

T-Hrvatske telekomunikacije d.d. (T-HT), Deutsche Telekom’s Croatian majority interest, was successfully floated on October 9, 2007. On the first day of trading the share rose 58 percent at one point and, starting from an issue price of HRK 265 (EUR 36.17), reached a high of HRK 419 (EUR 57.20). The share closed at HRK 380 (EUR 51.87). The Croatian government sold 32.5 percent of its shares in T-HT through the offering, of which 25 percent went to Croatian retail investors and 7.5 percent to institutional investors.

Arbitration proceedings against Deutsche Telekom AG by Deutsche Post AG.

        Arbitration proceedings initiated by Deutsche Post AG against Deutsche Telekom AG relating to an acquisition agreement for logistics sites were described in the 2006 Annual Report. Deutsche Post AG was seeking damages of approximately EUR 37 million as well as the determination of other unquantified damages, quantified at approximately EUR 68 million before the hearing. The parties agreed to a payment of EUR 3 million by Deutsche Telekom to Deutsche Post AG under the terms of an arbitral award, the agreed wording of which covers all claims for damages in this respect. The settlement became effective on October 11, 2007.

Patent infringement claim by CFI Licensing LLC.

In October 2007, CIF Licensing LLC., New Jersey (United States), filed suit with the Düsseldorf Regional Court against Deutsche Telekom AG for damages totaling EUR 120 million, alleging that Deutsche Telekom is infringing on four of the plaintiff’s patents by using DSL technology, and filed for an injunction with regard to one patent. Deutsche Telekom intends to contest this proceeding vigorously.

Mobile Communications

T-Mobile’s MyFaves community service launched in Germany.

Following the successful market launch of MyFaves in the United States in 2006, T-Mobile also launched its community service in Germany in early October 2007. This innovative service allows customers to communicate with five family members or friends simply and cheaply for just 5 eurocents/minute – on any network – and, as such, meets the growing demand among customers for personalized communications within their social network. A photo or icon representing each of the five “Faves” is displayed on a personalized interface from which users can place voice calls or send SMS or MMS messages directly to these contacts.

Industry leaders announce open platform for mobile devices

A broad alliance of leading technology and mobile communications companies announced on November 5, 2007 that they will develop Android, the first truly open and comprehensive platform for mobile devices. T-Mobile, Google Inc., Qualcomm, Motorola and others have collaborated on the development of Android through the Open Handset Alliance, a multinational partnership of 34 technology and mobile industry leaders which aims to develop technologies that can significantly lower the cost of developing and distributing mobile devices and services. The Android platform is the first step in this direction – a fully integrated mobile “software stack” that consists of an operating system, middleware, user-friendly interface and applications. Customers should expect the first phones based on Android to be available in the second half of 2008.

Broadband/Fixed Network

Slovak Telekom sells TBDS subsidiary.

Slovak Telekom sold TBDS (Tower Broadcasting & Data Services a.s.), its subsidiary operating in the broadcasting business area (formerly Rádiokomunikácie o.z. and RK Tower s.r.o. ) to the TRI R a.s. consortium with effect from October 5, 2007. Deconsolidation was also effective on the same date.

Business Customers

Royal & SunAlliance signs IT outsourcing deal with T-Systems in the UK.

Royal & SunAlliance, one of the United Kingdom’s largest insurers, will outsource its IT and printing operations to T-Systems. The deal has a value of over EUR 130 million and an initial term of ten years. As part of the R&SA deal, T-Systems will take over two print facilities in Birkenhead and Easton; and 63 employees will be transferred to the service provider.

Selected notes to the consolidated cash flow statement.

Net cash from operating activities

Net cash from operating activities amounted to EUR 10.4 billion in the reporting period, compared with EUR 9.3 billion in the prior-year period. The increase is primarily attributable to a cash inflow from income tax refunds of EUR 0.4 billion as compared with tax payments of EUR 1.0 billion in the first nine months of 2006. This was offset by the year-on-year increase in payments for staff-related restructuring measures.

Net cash used in investing activities

Net cash used in investing activities totaled EUR 3.5 billion as compared with EUR 9.0 billion in the same period in the previous year. In 2007 cash inflows in the amount of EUR 0.8 billion resulted to a major extent from the sale of T-Online France and T-Online Spain, whereas in the previous year cash outflows mainly comprised outflows for the acquisition of tele.ring and gedas as well as for payments to Toll Collect totaling EUR 2.0 billion, and up-front payments in connection with the auction of U.S. mobile communications licenses as well as for the acquisition of additional shares in PTC totaling EUR 1.1 billion. The year-on-year decrease of EUR 0.6 billion for investments in intangible assets and property, plant and equipment, as well as the EUR 0.2 billion increase in proceeds from the disposal of property, plant and equipment also had a positive effect.

Net cash used in financing activities

Net cash used in financing activities increased from EUR 3.2 billion in the prior-year period to EUR 6.1 billion in the reporting period.

This change is mainly attributable to a decrease of EUR 4.0 billion in net proceeds from the issue of non-current financial liabilities, which was partially offset by a net decrease of EUR 0.9 billion in repayments of current financial liabilities. The issuance or repayment of current financial liabilities increased significantly year-on-year to EUR 28.1 billion and EUR 31.7 billion, respectively, because a large number of short-term credit lines were drawn on. The issue of financial liabilities in the first nine months of 2007 consisted in particular of a medium-term note issue in the amount of EUR 0.5 billion as well as a loan of EUR 0.5 billion from the European Investment Bank. In the same period, a euro tranche of the 2002 global bond of EUR 2.5 billion and medium-term notes of EUR 0.6 billion and ABS liabilities of EUR 0.3 billion were repaid.

At the same time, dividend payments increased by EUR 0.5 billion compared with the same period in the prior year, attributable to an increase of EUR 0.1 billion in Deutsche Telekom AG dividend payments and a further EUR 0.1 billion in Hrvatske Telekomunikacije d.d. dividend payments, as well as the dividend payment of EUR 0.1 billion at Makedonski Telekominikacii A.D., together with the payment of 2005 and 2006 dividends by Magyar Telekom amounting to EUR 0.2 billion. No comparable payments were made in 2006.

A buyback of shares for EUR 0.7 billion in connection with the merger of T-Online International AG into Deutsche Telekom AG was recorded in the prior year, for which there was likewise no comparable outflow in the reporting period.

Segment reporting.

The following tables give an overall summary of Deutsche Telekom’s segments for the third quarters and the first nine months of 2007 and 2006 as well as the full 2006 financial year.

Segment information in the quarters

Q3 2007 Q3 2006	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Group	15,693	—	15,693	1,911	34	(2,643)	(366)
	15,480	—	15,480	1,989	6	(2,598)	(154)
Mobile Communications	8,694	181	8,875	1,356	2	(1,395)	(184)
	7,979	190	8,169	1,390	4	(1,288)	1
Broadband/ Fixed Network [a]	4,712	914	5,626	947	32	(865)	(49)
	5,150	1,017	6,167	1,143	3	(921)	(2)
Business Customers [a]	2,184	733	2,917	26	1	(218)	1
	2,265	909	3,174	34	(1)	(227)	1
Group Headquarters & Shared Services [a]	103	863	966	(401)	0	(176)	(135)
	86	874	960	(584)	0	(175)	(152)
Reconciliation	—	(2,691)	(2,691)	(17)	(1)	11	1
	—	(2,990)	(2,990)	6	0	13	(2)

a	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the strategic business areas Business Customers and Group Headquarters & Shared Services. In previous periods these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Segment information in the first three quarters

Q1 - Q3 2007 Q1 - Q3 2006	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Group	46,721	—	46,721	5,749	50	(8,128)	(399)
	45,452	—	45,452	6,392	(11)	(7,787)	(199)
Mobile Communications	25,412	513	25,925	3,719	4	(4,287)	(191)
	23,061	539	23,600	3,528	70	(3,789)	(3)
Broadband/Fixed Network [a]	14,409	2,704	17,113	2,852	45	(2,695)	(53)
	15,317	3,081	18,398	3,681	11	(2,835)	(16)
Business Customers [a]	6,606	2,179	8,785	104	0	(656)	0
	6,818	2,627	9,445	194	(92)	(680)	(1)
Group Headquarters & Shared Services [a]	294	2,612	2,906	(866)	2	(526)	(156)
	256	2,510	2,766	(996)	(1)	(525)	(177)
Reconciliation	—	(8,008)	(8,008)	(60)	(1)	36	1
	—	(8,757)	(8,757)	(15)	1	42	(2)

Segment information for the 2006 financial year

FY 2006

	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Group	61,347	—	61,347	5,287	24	(10,624)	(410)
Mobile Communications	31,308	732	32,040	4,504	80	(5,300)	(58)
Broadband/Fixed Network [a]	20,366	4,149	24,515	3,356	31	(3,744)	(95)
Business Customers [a]	9,301	3,568	12,869	(835)	(86)	(939)	(7)
Group Headquarters & Shared Services [a]	372	3,386	3,758	(2,138)	(2)	(710)	(237)
Reconciliation	—	(11,835)	(11,835)	400	1	69	(13)

a	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the strategic business areas Business Customers and Group Headquarters & Shared Services. In previous periods these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President Chief Accounting Officer

Date: November 8, 2007